FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 26 October 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 26 October 2016, London U.K.
Results Announcement for the third quarter 2016

GSK delivers sales growth, improved cash flow and sustained pipeline progression in Q3

Core results
	Q3 2016	Growth		9 months 2016	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	7,542	8	23	20,303	7	15
Core operating profit	2,319	13	35	5,709	14	31
Core earnings per share	32.0p	12	39	76.3p	12	32

Total results
	Q3 2016	Growth		9 months 2016	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	7,542	8	23	20,303	7	15
Operating profit	1,431	5	40	2,003	(88)	(81)
Earnings per share	16.6p	(1)	50	13.5p	(99)	(93)

Summary

●	Group sales £7.5 billion, +8% CER, with continued growth across all three businesses
	-	Pharmaceuticals £4.1 billion, +6%; Vaccines £1.6 billion, +20%; Consumer Healthcare £1.9 billion, +5%

●
New product sales £1.21 billion +79% (Q1 2016: £821 million; Q2 2016: £1.05 billion) driven by HIV (Tivicay, Triumeq), Respiratory (Relvar/Breo, Anoro, Incruse, Nucala) and Meningitis vaccines (Bexsero, Menveo)

	-	New Pharmaceutical product sales represent 25% of total Pharmaceutical sales (Q3 2015: 14%)

●	Improved operating leverage driven by sales growth, delivery of restructuring and integration benefits and continued tight control of costs including targeted reinvestments
	-	Q3 Group core operating profit margin 30.7% (Q3 2015: 28%)
	-	Incremental cost savings of £0.2 billion in Q3 2016, with total annual cost savings now at £2.5 billion and on track to deliver target of £3 billion in total

●	Q3 total earnings per share 16.6p, -1% CER, impacted by charges resulting from increases in valuations of Consumer Healthcare and HIV businesses

●	Q3 core earnings per share 32p, +12% CER

●	Continue to expect 2016 core EPS percentage growth to be 11-12% CER
	-	If FX rates held at Q3 period end levels, estimated impact of +21% on 2016 Sterling core EPS growth

●	Q3 net cash inflow from operations of £1.8 billion (Q3 2015: £0.5 billion)

●	19p dividend declared for Q3. Continue to expect 80p for FY 2016 and 2017

●	Sustained delivery in R&D pipeline:
-
H2 2016 filings: Shingrix filed in US and on track to be filed in EU in Q4; Closed Triple for COPD on track to be filed in US and EU in Q4; Benlysta subcutaneous for lupus and sirukumab for RA both filed in US and EU

	-	Veramyst Rx to OTC switch approved by FDA (expected launch Q1 2017)
	-	Phase III trials started for two-drug regimen in HIV (dolutegravir and lamivudine) in Q3; four Phase III trial starts for assets in HIV, respiratory and anaemia expected in Q4
	-	Key data points expected on between 20-30 potential assets by end 2018

The full results are presented under ‘Income Statement’ on page 37 and core results reconciliations are presented on pages 11 and 53 to 56. All commentaries are presented in terms of CER growth, unless otherwise stated. See ‘Definitions’ on page 34. All expectations and targets regarding future performance should be read together with the “Assumptions related to 2016-2020 outlook”, and “Assumptions and cautionary statement regarding forward-looking statements” on page 35.

Sir Andrew Witty, Chief Executive Officer, GSK said:

“Our third quarter results reflect strong performances across the Group and the sustained progress we have made over the course of 2016 to deliver sales growth of new products, maintain effective cost control and execute on our restructuring and integration plans. With this positive momentum, we are confident in achieving our earnings guidance for the year for core EPS growth of 11-12% on a CER basis.

“Our most recent review of the Group’s pipeline reinforces our confidence in the near-term portfolio and the options we have in early-to-mid stage development. With the filing of Shingrix in the US this week, we have completed three of the four regulatory filings targeted for the second half of 2016, and we expect to start four Phase III trials for assets in HIV, respiratory and anaemia before the end of the year. In earlier development, five assets have started Phase II trials so far this year. In the remainder of this year and over the course of 2017/18, we expect to see important data for between 20-30 assets in clinical development and in core therapy areas including oncology and immuno-inflammation.”

Information regarding today’s results, including video interviews with Sir Andrew Witty and Simon Dingemans, are available on: www.gsk.com/investors.

Q3 performance

Total sales grew 8% to £7.5 billion. This performance was driven by growth in all three businesses, but with particular contributions from sales of New Pharmaceutical and Vaccine products, up 79% to £1.21 billion, as well as from the broader vaccines portfolio especially sales of seasonal flu vaccines.

Pharmaceutical sales grew 6% to £4.1 billion. HIV medicines, Tivicay and Triumeq, continued to perform strongly in the quarter with sales of £718 million, up 70%. Total Respiratory sales grew 8% driven by the growth of new Respiratory products which exceeded the decline in Seretide/Advair sales. Vaccine sales grew 20% to £1.6 billion, benefiting from strong execution and substantial market share gains for our flu vaccines in the US as well as continued development of our Meningitis franchise, particularly through improved supply and share gains for Bexsero. Consumer Healthcare sales grew 5% to £1.9 billion, with particular contributions from key power brands, including Sensodyne and Voltaren.

Core earnings per share for the quarter was up 12% CER to 32.0p and up 12% CER to 76.3p for the year to date. GSK continues to expect to deliver 2016 core EPS percentage growth of 11-12% CER.

Total earnings per share was 16.6p, down 1% CER, primarily reflecting charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s Consumer Healthcare and HIV businesses, partly offset by improved core performance and reduced restructuring costs.

The Group declared a dividend of 19p for the quarter. The Board continues to expect to pay a full year dividend for the Group of 80p for 2016 and 2017.

Group strategy and outlook

GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aims to deliver growth and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across its three businesses with a presence in more than 150 markets. Revenues are split across Pharmaceuticals 58%, Consumer Healthcare 26% and Vaccines 16% on a 2015 pro-forma basis. R&D innovation underpins all three businesses. In November 2015, the Group profiled to investors an R&D portfolio of ~40 assets focused on Oncology, Immuno-inflammation, Vaccines, HIV and Infectious diseases, Respiratory and Rare diseases.

All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations. The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation. Details of the Group’s innovative R&D portfolio and the progress of assets in development can be found on pages 30 to 33 of this Announcement.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five-year period 2016-2020. This included an expectation that Group core EPS would grow at a CAGR of mid-to-high single digits on a CER basis. The introduction of a generic alternative to Advair in the US was factored into the Group’s assessment of its future performance. The Group also stated it expects to pay an annual ordinary dividend of 80p for each of the years 2015-2017.

Reporting the Group’s performance

GSK presents total results and core results in order to help shareholders better understand the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports core results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

Core results exclude the following items from total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; legal charges; transaction-related accounting adjustments; disposals and other operating income other than royalty income. Reconciliations between total and core results are provided on pages 53 to 56.

Recent costs for major restructuring reflect the programmes to reshape the Group’s Pharmaceuticals business and the integration of the Novartis Vaccines and Consumer Healthcare businesses following the transaction which was completed in 2015. Costs for these major restructuring programmes are expected to reduce significantly in 2017 with only residual charges thereafter.

The most significant recent adjustments to total results have been transaction-related items and disposal gains. Transaction-related items are volatile and relate primarily to the required re-measurement each quarter of the present value of the forecast liabilities and contingent consideration associated with the Group’s majority-owned Consumer Healthcare and HIV businesses. These re-measurements reflect changes in the values of these businesses and the expected forecast liabilities for the put options, preference shares and future contingent consideration payments. As these valuation adjustments do not relate to current trading but primarily to consideration potentially due in the future, they are excluded from core earnings. The major drivers of the re-measurements have been changes in the forecasts of exchange rates and performance. Increases in liabilities result in a charge and decreases in liabilities result in a credit to total earnings.

In order to illustrate underlying performance, it is also the Group’s practice to present its results at constant exchange rate (CER) growth.

Group performance

The Novartis transaction completed on 2 March 2015 and so the Group’s reported year-to-date results include nine months of sales of the Vaccines and Consumer Healthcare products acquired from Novartis and exclude the former GSK Oncology business. The 2015 reported year-to-date results included sales of the GSK Oncology products for the two months to 2 March 2015 and sales of the acquired Vaccines and Consumer Healthcare products for the seven months from that date.

Accordingly, for the nine months ended September 2016, in addition to reported growth rates, the Group is presenting pro-forma growth rates for turnover, core operating profit and core operating profit by business. Pro-forma growth rates are calculated comparing reported turnover and core operating profit for the nine months ended September 2016 with the turnover and core operating profit for the nine months ended September 2015 adjusted to include the two months of sales for January and February 2015 of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business for January and February 2015. In addition, following the Novartis transaction, the Group has restated its segment information for the change in its segments described on page 45, including in particular, now reporting the results of the Pharmaceuticals operating segment as incorporating HIV.

Group turnover by business and geographic region

	Q3 2016		9 months 2016

	£m	Reported growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	4,061	6	11,529	2	4
Vaccines	1,613	20	3,455	18	16
Consumer Healthcare	1,868	5	5,319	12	5

	7,542	8	20,303	7	6
Corporate and other unallocated turnover	-		-

Group turnover	7,542	8	20,303	7	6

	Q3 2016		9 months 2016

	£m	Reported growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	2,858	13	7,296	11	11
Europe	1,952	6	5,541	8	6
International	2,732	3	7,466	3	2

Group turnover	7,542	8	20,303	7	6

Turnover – Q3 2016

Group turnover for Q3 2016 increased 23% in Sterling terms and 8% CER to £7,542 million, with Pharmaceuticals up 6%, Vaccines up 20% and Consumer Healthcare up 5%. Sales of New Pharmaceutical and Vaccine products, as described on page 29, were £1,212 million in the quarter, an increase of 79%.

Pharmaceuticals
Pharmaceuticals turnover was £4,061 million, up 6%, with HIV sales growing 32% in the quarter. Total Respiratory sales grew 8% with 14% growth in the US and 11% growth in International, but Europe down 9%, as the Respiratory portfolio continues to transition to newer products. Sales of New Pharmaceutical products increased 89% to £1,016 million, a Sterling increase of £547 million, which more than offset the decline in Seretide/Advair sales in the quarter of 7%. Sales of Established products declined 3%, primarily reflecting a decline in International, including the loss of exclusivity for Valtrex in Canada, partly offset by improved supply, the phasing of tenders and the benefit of wholesaler stocking in a number of markets, particularly China, ahead of systems upgrade projects. The overall impact of pricing to net sales of Pharmaceuticals was around -2%.

US Pharmaceuticals turnover of £1,146 million grew 3% in the quarter, primarily driven by the Respiratory portfolio, which was up 14% to £806 million. Sales of new Respiratory products more than doubled to £163 million, with the growth exceeding the decline in Advair. Advair sales declined 2% to £447 million representing a 7% volume decline and a 5% positive impact of price, including the benefit of favourable payer rebate adjustments related to prior quarters. On an underlying basis, Advair’s sales performance in the quarter was more consistent with the first six months of 2016. Ventolin sales were up 4% to £93 million with strong volume growth partly offset by the impact of pricing pressures and negative adjustments to payer rebates in prior quarters. Flovent sales declined 4% to £99 million, reflecting pricing pressures in the ICS market. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US Respiratory sales. Growth from the Respiratory portfolio was partly offset by the impact of generic competition to Avodart, down 84% to £10 million. Benlysta sales increased 8% to £66 million, despite adverse stocking patterns in the quarter. The overall impact of pricing to net sales in the US was neutral.

In Europe, Pharmaceuticals turnover declined 2% to £711 million. Respiratory sales declined 9% to £328 million reflecting the ongoing transition to the new Respiratory portfolio and generic competition to Seretide which declined 24% (11% volume decline and a 13% negative impact of price) to £195 million. This was partly offset by sales of the new Respiratory products of £58 million in the quarter. Established Products sales were down 1% to £129 million.

International Pharmaceuticals sales of £1,264 million were down 2%. Sales in Emerging Markets grew 4%, including an improved performance from the China business, up 24%, that reflected particularly the benefit of wholesaler stocking ahead of a systems upgrade but also the recent restructuring and refocusing of the China business. Excluding the benefit of wholesaler stocking, sales in China grew around 4%. Emerging Markets growth was adversely impacted by approximately four percentage points due to recent divestments and the limitation of trading in Venezuela. Excluding the impact of the China stocking benefit, the recent divestments and Venezuela, Emerging Markets Pharmaceutical sales grew around 5%. In Emerging Markets, excluding China, Respiratory grew 13% as a result of new product launches and strong performances by Seretide, Avamys and Ventolin. In Japan, Pharmaceutical sales were down 7% to £340 million, primarily reflecting recent mandatory price revisions. Respiratory sales in Japan were flat, with growth in new Respiratory products, Relvar Ellipta and Nucala, offsetting the decline in Adoair sales.

Worldwide HIV sales increased 32% to £940 million, with the US up 37%, Europe up 28% and International up 11%. The growth in all three regions was driven primarily by continued strong performances from both Triumeq and Tivicay, with sales of £468 million and £250 million, respectively, in the quarter. Epzicom/Kivexa sales declined 30% to £143 million, reflecting the start of generic competition.

Vaccines
Vaccines sales grew 20% to £1,613 million with the US up 23%, Europe up 10% and International up 25%. Growth benefited from increased demand for Fluarix/Flulaval, primarily in the US, and Bexsero in both the US and Europe. Further growth was driven by Boostrix across all regions, as well as Synflorix in International boosted by the phasing of a number of tenders. Vaccines growth was partly offset by lower Menveo sales due to CDC stockpile movements in the US.

In the US, sales grew 23% to £725 million. Growth was driven by improved supply and higher demand for Fluarix/Flulaval. Performance also benefited from market growth and share gains for Bexsero and Boostrix, as well as higher Hepatitis A vaccines sales. Menveo market share growth was more than offset by adverse CDC stockpile movements. Reported growth was also impacted by an unfavourable comparison with the benefit to Q3 2015 from CDC stockpile movements of Rotarix.

In Europe, sales grew 10% to £389 million. Growth was driven primarily by private market sales of Bexsero in several countries. Sales growth was also helped by strong demand for Hepatitis A vaccines and the benefit to Boostrix of competitor supply issues. Infanrix/Pediarix sales were impacted by increasing competition, slowing growth in the quarter.

In International, sales grew 25% to £499 million. Growth benefited from increased sales of Synflorix due to market expansion in Nigeria and the timing of tender deliveries in Pakistan. Rotarix sales growth was driven particularly by higher demand in Latin America. Growth also benefited from the timing of Boostrix orders and higher demand for Bexsero and Menjugate in Brazil. Growth in the region was partly offset by lower sales of Infanrix/Pediarix due to supply constraints.

Consumer Healthcare
Consumer Healthcare sales were up 5% to £1,868 million, with the US up 2%, Europe up 5%, and International up 5%. Growth was primarily driven by strong performances in all regions across the Oral health and Wellness power brands, with Sensodyne, Voltaren and Otrivin reporting particularly strong results.

US sales increased 2% to £425 million, reflecting good performances within Wellness and continuing growth from Sensodyne, but overall growth in the US was slower than in previous quarters with Poligrip, Theraflu and Excedrin sales performances all reflecting challenging comparisons with Q3 2015. Within Wellness, Flonase OTC had another good quarter, with growth provided by line extensions outweighing the impact of increasing competition. Sensodyne growth slowed compared to the previous quarters in this year which had benefited from the launch of the True White variant. Tums returned to growth, benefiting from supply improvements.

Sales in Europe grew 5% to £578 million. Growth in the quarter was driven primarily by the Oral health and Wellness categories. Power brands grew in high single-digits overall, with strong performances delivered by Sensodyne, Voltaren and the Gum health portfolio. On a geographical basis the UK, Italy and France grew particularly strongly, offsetting continued challenging economic conditions in CIS.

International sales of £865 million grew 5%, driven primarily by double-digit growth within Oral health. This reflected strong performances from Sensodyne, Gum health and Denture care. Wellness also grew strongly, driven particularly by power brands, especially Voltaren, Otrivin and Theraflu. Performance continued to improve significantly in China as both Sensodyne and Voltaren grew market share with improved distribution. The Middle East and Asia also recorded strong performances. Overall growth for the International region was impacted by lower growth in India, reflecting the slowing of the health food drink category in the face of increased competition and wider nutritional choices for consumers.

Turnover – 9 months 2016

On a reported basis, Group turnover for the nine months increased 15% in Sterling terms and 7% CER to £20,303 million, with Pharmaceuticals up 2%, Vaccines up 18% and Consumer Healthcare up 12%, all three businesses still reflecting the impact of the Novartis transaction which completed on 2 March 2015. On a pro-forma basis, Group turnover was up 6%, with Pharmaceuticals up 4%, Vaccines up 16% and Consumer Healthcare up 5%. Sales of New Pharmaceutical and Vaccine products, as described on page 29, were £3,083 million in the nine months, a Sterling increase of £1,777 million.

Pharmaceuticals
Pharmaceuticals turnover was £11,529 million, up 2% reported, but adjusting for the disposal of the Oncology business to Novartis, up 4% pro-forma. HIV sales grew 43% in the period. The Respiratory portfolio returned to growth with sales up 2%, continuing the transition globally to newer products. Respiratory sales grew 8% in the US and 4% in International, but declined 11% in Europe. Sales of New Pharmaceutical products were £2,639 million, a Sterling increase of £1,546 million, which more than offset the Sterling decline in Seretide/Advair sales of £142 million. Sales of Established products declined 9%, reflecting declines in all regions, including the impact of market reforms and the continued reshaping of the business in China and the impact of biennial price revisions in Japan. The overall impact of pricing to net sales of Pharmaceuticals was around -1%.

US Pharmaceuticals turnover of £3,259 million declined 3% in the nine months on a reported basis and was flat on a pro-forma basis. The pro-forma performance reflected the impact of generic competition to Avodart, down 67% to £63 million, and Lovaza, down 55% to £35 million. Relenza sales were also down 98% to £1 million following a reallocation of government funding. Sales of new Respiratory products totalled £420 million and the growth of these products exceeded the decline in Advair. Advair sales declined 9% to £1,273 million representing a 4% volume decline and a 5% negative impact of price. Payer rebate adjustments related to prior periods favourably impacted sales in the nine months. Ventolin sales were up 8% to £280 million driven by strong volume growth, while Flovent sales declined 13% to £263 million. Both products were impacted by pricing pressures and negative adjustments to payer rebates related to prior periods. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales in the nine months. Benlysta sales increased 19% to £196 million. The overall impact of pricing to net sales in the US was around -2%.

In Europe, Pharmaceuticals turnover declined 8% to £2,112 million on a reported basis and 5% on a pro-forma basis. Respiratory sales declined 11% to £1,023 million reflecting the ongoing transition to the new Respiratory portfolio and generic competition to Seretide which declined 24% (16% volume decline and a 8% negative impact of price) to £634 million. This was partly offset by growth in the new Respiratory products, which recorded sales of £153 million. Established Products sales were down 4% to £377 million.

International Pharmaceuticals sales of £3,624 million were down 5% on a reported basis and 3% on a pro-forma basis, including the benefit of an accelerated sale of inventory to Novartis of £33 million following a restructuring of certain supply agreements. Sales in Emerging Markets declined 3% and 2% on a pro-forma basis, impacted by the decline in the China business, down 8% primarily as a result of the ongoing reshaping programme and broader Healthcare reforms including price reductions, as well as the recent divestments in the region and the limitation of trading in Venezuela. In Japan, Pharmaceutical sales were down 7% on a reported basis and 6% pro-forma to £1,002 million, impacted by biennial price revisions as well as supply interruptions to Avodart. Respiratory sales in Japan grew 3% with strong growth of Relvar Ellipta, up 47% to £64 million, more than offsetting a decline in Adoair sales.

Worldwide HIV sales increased 43% to £2,534 million, with the US up 52%, Europe up 35% and International up 21%. The growth in all three regions was driven primarily by strong performances from both Triumeq and Tivicay, with sales of £1,205 million and £663 million, respectively in the nine months. Epzicom/Kivexa sales declined 22% to £454 million.

Vaccines
Vaccines sales grew 18% on a reported basis and 16% pro-forma to £3,455 million. On a reported basis, the US was up 15%, Europe up 21% and International up 19%. Growth benefited from the strong performance of Bexsero and higher demand for Fluarix/Flulaval. Growth was also driven by increased sales of Synflorix due to market expansion and tender volume growth in International as well as higher demand for Boostrix across all regions. Growth was partly offset by lower sales of Infanrix/Pediarix due to supply constraints in International and unfavourable CDC stockpile movements for a number of products in the US.

In the US, sales grew by 15% on a reported basis and 13% on a pro-forma basis to £1,245 million. Growth was driven by higher demand for Fluarix/Flulaval and market and share gains for Bexsero, Menveo and Boostrix, as well as a favourable competitive situation for Infanrix/Pediarix during the period. Growth was partly offset by the impact of unfavourable CDC stockpile movements on Infanrix/Pediarix, Menveo, Boostrix and Rotarix.

In Europe, sales grew 21% on a reported basis and 18% on a pro-forma basis to £1,053 million. Growth was driven primarily by Bexsero sales in a number of private markets and in the UK following its inclusion in the NHS immunisation programme. Boostrix sales grew strongly, driven by higher demand and improved supply. Infanrix/Pediarix sales were impacted by the increasing availability of supply from a competitor during the period.

In International, sales grew 19% on a reported basis and 17% on a pro-forma basis to £1,157 million. Growth was driven primarily by Synflorix due to market expansion in Nigeria, and the timing of tender sales in Pakistan and Brazil as well as broader private market demand in Asia. Further growth was driven by Rotarix and Fluarix/Flulaval sales. Sales also increased due to strong demand for Bexsero, Menjugate and the Priorix/Priorix-Tetra/Varilrix portfolio, particularly in Brazil, as well as the timing of Boostrix orders. This growth was partly offset by lower sales of Infanrix/Pediarix due to supply constraints, lower Hepatitis vaccines sales in China and lower demand for Cervarix.

Consumer Healthcare
Consumer Healthcare sales were up 12% on a reported basis to £5,319 million, with the US up 12%, Europe up 15%, and International up 10%. On a pro-forma basis, sales increased by 5%, with growth driven by strong performances in Oral health and Wellness power brands across all regions.

US sales increased 12% to £1,294 million on a reported basis and 6% pro-forma. Growth was driven by strong performances from the Wellness and Oral health portfolios. Sensodyne delivered double-digit growth driven by the launch of True White combined with strong momentum from Pronamel. Within Wellness, Flonase OTC grew strongly following line extensions, Excedrin benefited from the launch of the Gel-tab format, and Tums posted better growth following improved supply.

Sales in Europe grew 15% to £1,626 million on a reported basis and 4% pro-forma. Good momentum in Germany and Italy was partly offset by the impact of challenging economic conditions in CIS. Growth was driven primarily by Wellness and Oral health sales. Within Wellness, Voltaren grew in double-digits as a result of the continued success of the 12-hour variant. Within the Oral health category, Sensodyne and the Gum health portfolio recorded strong growth, which was partly offset by a decline in Aquafresh.

International sales of £2,399 million grew 10% on a reported basis and 6% pro-forma. Growth reflected double-digit growth in Oral health and Wellness partly offset by lower sales in the Nutrition category. The Oral health and Wellness category performances were driven by double-digit sales growth of the power brands, particularly Sensodyne, Denture care, Voltaren and Otrivin. Nutrition was impacted by the effective cessation of trade in Venezuela at the end of 2015, slower growth in Africa functional beverages but primarily the slowing health food drink category in India which affected Horlicks.

Total results

The total results for the Group are set out below.

	Q3 2016 £m	Q3 2015 £m	Growth CER%	9 months 2016 £m	9 months 2015 £m	Growth CER%

Turnover	7,542	6,127	8	20,303	17,637	7

Cost of sales	(2,525)	(2,204)	3	(6,782)	(6,312)	2

Gross profit	5,017	3,923	10	13,521	11,325	9

Selling, general and administration	(2,292)	(1,968)	3	(6,655)	(6,734)	(6)
Research and development	(922)	(827)	1	(2,625)	(2,506)	(1)
Royalty income	107	99		281	238
Other operating income/(expense)	(479)	(202)		(2,519)	8,253

Operating profit	1,431	1,025	5	2,003	10,576	(88)

Finance income	16	19		52	63
Finance expense	(179)	(173)		(543)	(558)
(Loss)/profit on disposal of associates	-	(2)		-	842
Share of after tax profits/(losses) of associates and joint ventures	6	(2)		4	19

Profit before taxation	1,274	867	6	1,516	10,942	(92)

Taxation	(389)	(220)		(771)	(2,142)
Tax rate %	30.5%	25.4%		50.9%	19.6%

Profit after taxation	885	647	(6)	745	8,800	(98)

Profit attributable to non-controlling interests	77	109		90	24
Profit attributable to shareholders	808	538		655	8,776

	885	647		745	8,800

Earnings per share	16.6p	11.1p	(1)	13.5p	181.7p	(99)

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q3 2016			Q3 2015

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	1,431	885	16.6	1,025	647	11.1

Intangible asset amortisation	165	121	2.5	139	109	2.3
Intangible asset impairment	(9)	(6)	(0.1)	16	16	0.3
Major restructuring costs	151	121	2.4	237	197	4.1
Legal costs	67	60	1.3	72	69	1.4
Transaction-related items	799	722	13.2	352	313	5.8
Divestments and other	(285)	(189)	(3.9)	(123)	(97)	(2.0)

	888	829	15.4	693	607	11.9

Core results	2,319	1,714	32.0	1,718	1,254	23.0

	9 months 2016			9 months 2015

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	2,003	745	13.5	10,576	8,800	181.7

Intangible asset amortisation	444	341	7.0	415	331	6.8
Intangible asset impairment	(9)	(6)	(0.1)	120	95	2.0
Major restructuring costs	573	461	9.4	1,118	853	17.7
Legal costs	115	105	2.2	207	203	4.2
Transaction-related items	3,057	2,764	50.0	1,535	1,308	20.8
Divestments and other	(474)	(278)	(5.7)	(9,599)	(8,475)	(175.5)

	3,706	3,387	62.8	(6,204)	(5,685)	(124.0)

Core results	5,709	4,132	76.3	4,372	3,115	57.7

Full reconciliations between core results and total results are set out on pages 53 to 56 and the definition of core results is set out on page 34.

Core operating profit and margin

Core operating profit

	Q3 2016			9 months 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Turnover	7,542	100	8	20,303	100	7	6

Cost of sales	(2,289)	(30.4)	6	(6,156)	(30.3)	7	5
Selling, general and administration	(2,165)	(28.7)	4	(6,268)	(30.9)	3	1
Research and development	(876)	(11.6)	8	(2,451)	(12.1)	2	1
Royalty income	107	1.4	1	281	1.4	13	15

Core operating profit	2,319	30.7	13	5,709	28.1	14	18

Core profit before tax	2,165		14	5,231		16
Core profit after tax	1,714		13	4,132		14
Core profit attributable to shareholders	1,557		13	3,707		13

Core earnings per share	32.0		12	76.3		12

Core operating profit by business

	Q3 2016			9 months 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	2,001	49.3	4	5,632	48.9	4	7
Pharmaceuticals R&D	(617)		11	(1,747)		3	7

Total Pharmaceuticals	1,384	34.1	-	3,885	33.7	4	7
Vaccines	647	40.1	30	1,170	33.9	37	48
Consumer Healthcare	301	16.1	28	842	15.8	56	52

	2,332	30.9	12	5,897	29.0	16	19
Corporate & other unallocated costs	(13)		(25)	(188)		72	61

Core operating profit	2,319	30.7	13	5,709	28.1	14	18

Core operating profit – Q3 2016
Core operating profit was £2,319 million, 13% higher in CER terms than in Q3 2015 on a turnover increase of 8%. The core operating margin of 30.7% was 2.7 percentage points higher than in Q3 2015 and 1.3 percentage points higher on a CER basis, reflecting improved operating leverage driven by sales growth and a more favourable mix across all three businesses, as well as continued delivery of restructuring and integration benefits and tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, and supply chain and R&D investments.

Cost of sales as a percentage of turnover was 30.4%, down 1.2 percentage points in Sterling terms and down 0.5 percentage points in CER terms compared with Q3 2015. This reflected a more favourable product mix in the quarter, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines, as well as a continued contribution from integration and restructuring savings in all three businesses, partly offset by adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and continued investments in the supply chain.

SG&A costs were 28.7% of turnover, 1.4 percentage points lower than in Q3 2015 and 1.0 percentage points lower on a CER basis. This primarily reflected continued delivery of benefits from integration in Vaccines and Consumer Healthcare and the restructuring programme in Pharmaceuticals, partly offset by reallocation of investment behind promotional product support, particularly for new launches in Respiratory, HIV, Vaccines, and Consumer Healthcare.

R&D expenditure was £876 million (11.6% of turnover), 20% higher than Q3 2015 and 8% higher on a CER basis, reflecting increased investment in the pipeline, including the inclusion of the BMS HIV acquisitions in Q1 2016, partly offset by continued benefits from cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D.

Royalty income was £107 million (Q3 2015: £99 million) primarily reflecting increased royalty income, from Gardasil sales.

Core operating profit by business – Q3 2016
Pharmaceuticals operating profit was £1,384 million, flat in CER terms on a turnover increase of 6%. The operating margin of 34.1% was 1.4 percentage points higher than in Q3 2015. On a CER basis the operating margin was 1.6 percentage points lower, reflecting the impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio to newer products, continuing investments in new product support and additional investment in the R&D pipeline, partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefits of the Pharmaceuticals restructuring programme.

Vaccines operating profit was £647 million, 30% higher than in Q3 2015 in CER terms on a turnover increase of 20%. The operating margin of 40.1% was 0.8 percentage points higher than in Q3 2015 and 3.1 percentage points higher in CER terms, primarily driven by favourable product mix in the quarter and enhanced operating leverage from increased seasonal flu vaccine sales, together with a reduction as a percentage of sales in cost of sales and R&D expenses delivered through restructuring and integration benefits. This was partly offset by an increase in SG&A investments to support business growth.

Consumer Healthcare operating profit was £301 million, 28% higher than in Q3 2015 in CER terms on a turnover increase of 5%. The operating margin of 16.1% was 2.7 percentage points higher than in Q3 2015 and 3.1 percentage points higher on a CER basis. This primarily reflected an improvement in gross margin driven by continued mix benefits from the power brand strategy and pricing as well as continued strong contributions from integration synergies that benefited both SG&A and R&D as a percentage of sales.

Core operating profit – 9 months 2016
Core operating profit was £5,709 million, 14% higher in CER terms than in 2015 on a turnover increase of 7%. The core operating margin of 28.1% was 3.3 percentage points higher than in 2015 and 1.6 percentage points higher on a CER basis.

On a pro-forma basis, core operating profit was 18% higher in CER terms compared with the 9 months to September 2015 on turnover growth of 6%. The core operating margin of 28.1% was 4.4 percentage points higher than in the 9 months to September 2015 and 2.7 percentage points higher in CER terms on a pro-forma basis, reflecting improved operating leverage driven by sales growth and a more favourable mix across all three businesses as well as delivery of restructuring and integration benefits and tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, and supply chain and R&D investments.

Cost of sales as a percentage of turnover was 30.3%, down 0.6 percentage points in Sterling terms but 0.2 percentage points higher in CER terms than in 2015. On a pro-forma basis, the cost of sales percentage decreased 1.1 percentage points compared with 2015 and was down 0.3 percentage points in CER terms. This reflected improved product mix, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines and Consumer Healthcare, as well as an increased contribution from integration and restructuring savings in all three businesses, partly offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, as well as continued investments in the supply chain.

SG&A costs were 30.9% of turnover, 2.0 percentage points lower than in 2015 and 1.2 percentage points lower on a CER basis. On a pro-forma basis, SG&A as a percentage of sales reduced by 2.5 percentage points and 1.7 percentage points on a CER basis. This primarily reflected tight control of ongoing costs as well as the benefits from the Pharmaceuticals restructuring programme and integration benefits in Vaccines and Consumer Healthcare, partly offset by reallocation of investment in promotional product support, particularly for new launches in Respiratory, HIV, Vaccines and Consumer Healthcare.

R&D expenditure was £2,451 million (12.1% of turnover), 9% higher than in 2015 and 2% higher on a CER basis. On a pro-forma basis, R&D expenditure increased 1% on a CER basis reflecting increased investment, particularly in HIV following the BMS acquisition, partly offset by the benefit from cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D.

Royalty income was £281 million (9 months to September 2015: £238 million) primarily reflecting increased royalty income from Gardasil sales as well as the benefit of a prior year catch-up adjustment.

Core operating profit by business – 9 months 2016
Pharmaceuticals core operating profit was £3,885 million, 4% higher in CER terms than in 2015 on a turnover increase of 2%. The operating margin of 33.7% was 2.7 percentage points higher than in 2015 and 0.5 percentage points higher on a CER basis. On a pro-forma basis, the operating margin increased 0.8 percentage points on a CER basis, reflecting a more favourable product mix, primarily driven by the growth in HIV sales, and the cost reduction benefit of the Pharmaceuticals restructuring programme, partly offset by increased investment in new product support, the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £1,170 million, 37% higher than in 2015 in CER terms on a turnover increase of 18%. The operating profit margin of 33.9% was 4.1 percentage points higher than in 2015 and 4.7 percentage points higher on a CER basis. On a pro-forma basis, the operating margin improved by 6.8 percentage points and 7.4 points in CER terms primarily driven by improved product mix and enhanced operating leverage from strong sales growth, together with restructuring and integration benefits in cost of sales, SG&A and R&D, partly offset by SG&A investments to support business growth, a number of inventory adjustments and additional supply chain investments.

Consumer Healthcare operating profit was £842 million, 56% higher than in 2015 in CER terms on a turnover increase of 12%. The operating margin of 15.8% was 4.6 percentage points higher than in 2015 and 4.4 percentage points higher on a CER basis. On a pro-forma basis, the Consumer Healthcare operating margin was 4.8 percentage points higher on a CER basis primarily driven by improvements in gross margin, reflecting mix benefits from the power brand strategy, and better pricing as well as a strong contribution from integration synergies benefiting as a percentage of sales both SG&A and R&D.

Core profit after tax and core earnings per share – Q3 2016
Net finance expense was £160 million compared with £148 million in Q3 2015, driven by increased net debt, primarily impacted by exchange rate movements on foreign currency interest-bearing instruments.

Tax on core profit amounted to £451 million and represented an effective core tax rate of 20.8% (Q3 2015: 20.0%). The increase in the effective rate primarily reflected in particular the Group’s changing earnings mix to the US, and also adverse movements following the recent decline in Sterling. See ‘Taxation’ on page 47 for further details.

The allocation of earnings to non-controlling interests amounted to £157 million (Q3 2015: £141 million), including the non-controlling interest allocations of Consumer Healthcare profits of £73 million (Q3 2015: £57 million) and the allocation of ViiV Healthcare profits, which increased to £86 million (Q3 2015: £65 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The allocation also reflected net losses in other entities with non-controlling interests primarily as a result of losses in some entities arising from exchange.

Core EPS of 32.0p was up 12% in CER terms compared with a 13% increase in operating profit, primarily reflecting the greater contribution to growth from businesses in which there are significant non-controlling interests as well as the increased tax rate in the quarter compared with Q3 2015.

Core profit after tax and core earnings per share – 9 months 2016
Net finance expense was £482 million compared with £482 million in 2015.

Tax on core profit amounted to £1,099 million and represented an effective core tax rate of 21.0% (2015: 20.0%). The increase in the effective rate reflected in particular the Group’s changing earnings mix to the US, and also adverse movements following the recent decline in Sterling. See ‘Taxation’ on page 47 for further details.

The allocation of earnings to non-controlling interests amounted to £425 million (2015: £331 million), including the non-controlling interest allocations of Consumer Healthcare profits of £185 million (2015: £98 million) and the allocation of ViiV Healthcare profits, which increased to £231 million (2015: £178 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The allocation also reflected higher losses in other entities with non-controlling interests, primarily as a result of bad debt provisions and exchange-related losses.

Core EPS of 76.3p was up 12% in CER terms compared with a 14% increase in operating profit, primarily reflecting the greater contribution to growth from businesses in which there are significant non-controlling interests as well as the increased tax rate in the quarter compared with 2015.

Currency impact on Q3 2016 and 9 months 2016 results
The Q3 2016 results are based on average exchange rates for the period, principally £1/$1.33, £1/€1.17 and £1/Yen 139. Comparative exchange rates are given on page 48. The period-end exchange rates were £1/$1.30, £1/€1.16 and £1/Yen 132.

In the quarter, turnover increased 8% CER and 23% at actual exchange rates. Core EPS of 32.0p was up 12% in CER terms and up 39% at actual rates. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to Q3 2015. Gains on settled intercompany transactions compared with Q3 2015 contributed less than one percentage point of the positive currency impact of 27 percentage points on core EPS.

In the 9 months to September 2016, turnover increased 7% CER and 15% at actual exchange rates. Core EPS of 76.3p was up 12% in CER terms and up 32% at actual rates. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to 2015. A reduction in losses on settled intercompany transactions compared with 2015 contributed two percentage points of the positive currency impact of 20 percentage points on core EPS.

2016 guidance for core EPS
GSK continues to expect 2016 core EPS percentage growth to be 11-12% on a CER basis.

If exchange rates were to hold at the September period-end closing rates (£1/$1.30, £1/€1.16 and £1/Yen 132) for the rest of 2016, the estimated positive impact on full-year 2016 Sterling turnover growth would be around 10% and if exchange losses were recognised at the same level as in 2015, the estimated positive impact on full-year 2016 Sterling core EPS growth would be around 21%.

Total operating profit and total earnings per share – Q3 2016
Total operating profit was £1,431 million in Q3 2016 compared with £1,025 million in Q3 2015. Non-core items in the quarter resulted in an aggregate net charge of £888 million (Q3 2015: £693 million), primarily reflecting the impact of further accounting charges related to re-measurement of the contingent consideration liability related to the former Shionogi-ViiV Healthcare joint venture, along with re-measurement of the value attributable to the Consumer Healthcare Joint Venture put option and the Shionogi/Pfizer put options and preferential dividends in ViiV Healthcare. These re-measurements were driven by the unwinding of the discount applied to these future liabilities as well as updated trading forecasts and further changes in the exchange rate assumptions used to update them to the period-end rates which have increased the estimated total Sterling values of GSK’s Consumer Healthcare and ViiV Healthcare businesses. Non-core items also included the continued impact of charges for restructuring costs related to the integration of the former Novartis businesses and the Pharmaceuticals restructuring programme and certain other adjusting items.

Intangible asset amortisation was £165 million compared with £139 million in Q3 2015. There was an intangible asset impairment reversal of £9 million (Q3 2015: £16 million impairment). Both are non-cash items.

Major restructuring and integration charges incurred in the quarter were £151 million (Q3 2015: £237 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in Q1 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages. Cash payments made in the quarter were £198 million (Q3 2015: £365 million) including the settlement of certain charges accrued in previous quarters.

Legal charges of £67 million (Q3 2015: £72 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Legal cash payments in the quarter were £62 million (Q3 2015: £43 million).

Transaction-related adjustments resulted in a net charge of £799 million (Q3 2015: £352 million). This primarily included accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the re-measurement and the unwinding of the discounting effects on the contingent consideration relating to the acquisition of the former Shionogi-ViiV Healthcare Joint Venture, as well as the value attributable to the put options and preferential dividends attributable to Pfizer and Shionogi.

	Q3 2016 £m	Q3 2015 £m

Consumer Healthcare Joint Venture put option	146	108
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	427	206
ViiV Healthcare put options and Pfizer preferential dividends	227	-
Other adjustments	(1)	38

Total transaction-related adjustments	799	352

The aggregate impact of unwinding the discount on these future potential liabilities was £243 million (Q3 2015: £206 million), including the Consumer Healthcare Joint Venture put option (£123 million), the contingent consideration on the former Shionogi-ViiV Healthcare Joint Venture (£91 million) and the ViiV Healthcare put options and preference dividends (£19 million). The remaining charge of £556 million was driven by adjustments to trading forecasts and further changes in exchange rate assumptions in the quarter. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 52.

Divestments and other items included equity investment disposals and dividends, including the disposal of the remaining Aspen Pharmacare investment, milestone income on ofatumumab, and a number of other asset disposals, along with certain other adjusting items.

A tax charge of £389 million on total profit represented an effective tax rate of 30.5% (Q3 2015: 25.4%). This rate reflected the non-deductibility of certain items included within transaction-related adjustments, as well as the differing tax effects of the various non-core items.

The total earnings per share was 16.6p, compared with earnings per share of 11.1p in Q3 2015. On a CER basis, total EPS was down 1% primarily reflecting increased re-measurement charges driven by changes in the Sterling valuations of the contingent consideration and the put options liabilities associated with the Group’s Consumer Healthcare and HIV businesses, partly offset by improved core performance and reduced restructuring costs.

Total operating profit and total earnings per share – 9 months 2016
Total operating profit was £2,003 million in the 9 months to September 2016 compared with a total operating profit of £10,576 million in 2015, which benefited from the net disposal gains recorded following the disposal of the Oncology business as part of the Novartis transaction. Non-core items resulted in an aggregate net charge of £3,706 million primarily reflecting the impact of further accounting charges related to re-measurement of the contingent consideration liability related to the former Shionogi-ViiV Healthcare joint venture, along with re-measurement of the value attributable to the Consumer Healthcare Joint Venture put option and liabilities for the Pfizer and Shionogi put options and preferential dividends in ViiV Healthcare. The significant re-measurements were primarily driven by changes in exchange rate assumptions which have been updated to the rates as at the end of September 2016.

Intangible asset amortisation was £444 million, compared with £415 million in 2015. There was an intangible asset impairment reversal of £9 million (2015: £120 million impairment). Both are non-cash items.

Major restructuring and integration charges of £573 million have been incurred (2015: £1,118 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in Q1 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages. Cash payments made were £798 million (2015: £867 million) including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £3.3 billion with cash payments of £2.4 billion. The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion. The programme delivered incremental cost savings of £0.9 billion in the 9 months to September 2016 and has now delivered approximately £2.5 billion of annual savings on a moving annual total basis. It remains on track to deliver £3 billion of annual savings in total. The programme is expected to be largely complete by the end of 2017.

Legal charges of £115 million (2015: £207 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Legal cash payments in the period were £166 million (2015: £279 million).

Transaction-related adjustments resulted in a net charge of £3,057 million (2015: £1,535 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis, the value attributable to the put option and preferential dividends payable to Pfizer and Shionogi, and the re-measurement and the unwinding of the discounting effects on the contingent consideration relating to the acquisition of the former Shionogi-ViiV Healthcare Joint Venture.

	9 months 2016 £m	9 months 2015 £m

Consumer Healthcare Joint Venture put option	1,000	177
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,489	1,170
ViiV Healthcare put options and Pfizer preferential dividends	540	-
Other adjustments	28	188

Total transaction-related adjustments	3,057	1,535

The aggregate impact of unwinding the discount on these future and potential liabilities was £649 million (2015: £532 million), including the Consumer Healthcare Joint Venture put option (£340 million), and the contingent consideration on the former Shionogi-ViiV Healthcare Joint Venture (£238 million), and the ViiV Healthcare put options and preference dividends (£36 million) The remaining charge of £2,408 million was driven by adjustments to trading forecasts and changes in exchange rate assumptions in the period. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 52.

Divestments and other items included equity investment disposals, including the disposal of the remaining Aspen Pharmacare investment, dividends and impairments, milestone income on ofatumumab, a number of other asset disposals, and certain other adjusting items. Divestments and other items in 2015 included the profit on the disposal of the Oncology business to Novartis.

A tax charge of £771 million on total profit represented an effective tax rate of 50.9% (2015: 19.6%) and reflected the non-deductibility of certain items included within the transaction-related adjustments, particularly the re-measurements of the put options related to ViiV Healthcare and the Consumer Healthcare Joint Venture, as well as differing tax effects of the various non-core items.

The total earnings per share was 13.5p, compared with earnings per share of 181.7p in 2015. The decrease primarily reflected the benefit in 2015 of the Novartis transaction that closed in Q1 2015.

Cash generation and conversion

Cash flow and net debt

	Q3 2016	9 months 2016	9 months 2015

Net cash inflow from operating activities (£m)	1,767	3,506	1,068
Adjusted net cash inflow from operating activities* (£m)	1,829	3,672	1,347
Free cash flow* (£m)	1,226	1,319	(708)
Adjusted free cash flow* (£m)	1,288	1,485	(429)
Free cash flow growth (%)	>100%	>100%	>(100)%
Free cash flow conversion* (%)	>100%	>100%	(5)%
Net debt (£m)**	14,663	14,663	10,551

*	Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 34.
**	The analysis of net debt is presented on page 51.

Q3 2016
The net cash inflow from operating activities for the quarter was £1,767 million (Q3 2015: £481 million). Excluding legal settlements of £62 million (Q3 2015: £43 million) adjusted net cash inflow from operating activities was £1,829 million (Q3 2015: £524 million). In addition, there were payments of restructuring and integration costs of £198 million (Q3 2015: £365 million) and there was an additional tax payment of £8 million (Q3 2015: £268 million) on the sale of the Oncology business, both of which have been funded from divestment proceeds. Excluding these items, the adjusted net cash inflow from operating activities would have been £2,035 million (Q3 2015: £1,157 million). The increase primarily reflected the improved operating performance across all segments, as well as a positive currency benefit.

Total cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) in the quarter were £121 million, of which £104 million was recognised in cash flows from operating activities and £17 million was recognised in purchases of businesses within investing cash flows.

Free cash flow was £1,226 million for the quarter (Q3 2015: £33 million outflow). Excluding legal payments, adjusted free cash flow was £1,288 million (Q3 2015: £10 million inflow) but this is also after making restructuring and integration payments and the additional tax payment on the sale of the Oncology business. Excluding these items, which are being funded from divestment proceeds, the adjusted free cash flow would have been £1,494 million (Q3 2015: £643 million).

9 months 2016
The net cash inflow from operating activities for the nine months was £3,506 million (2015: £1,068 million). Excluding legal settlements of £166 million (2015: £279 million) adjusted net cash inflow from operating activities was £3,672 million (2015: £1,347 million). In addition, there were payments of restructuring and integration costs of £798 million (2015: £867 million) and a further tax payment of £125 million (2015: £779 million) on the sale of the Oncology business, both of which have been funded from divestment proceeds. Excluding these items, the adjusted net cash inflow from operating activities would have been £4,595 million (2015: £2,993 million). The increase primarily reflected the improved operating performance across all segments, as well as a positive currency benefit.

Total cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) in the nine months were £280 million, of which £233 million was recognised in cash flows from operating activities and £47 million was recognised in purchases of businesses within investing cash flows.

Free cash flow was £1,319 million for the nine months (2015: £708 million outflow). Excluding legal payments, adjusted free cash flow was £1,485 million (2015: £429 million outflow) but this is also after making restructuring and integration payments, an additional tax payment on the sale of the Oncology business and the purchase of HIV Clinical assets for £221 million, which are treated as intangible assets purchases. Excluding these items, which are being funded from divestment proceeds, the adjusted free cash flow would have been £2,629 million (2015: £1,217 million).

Net debt
At 30 September 2016, net debt was £14.7 billion, compared with £10.7 billion at 31 December 2015, comprising gross debt of £19.4 billion and cash and liquid investments of £4.7 billion. The increase in net debt primarily reflects dividends paid to shareholders of £3.9 billion, as well as a £1.4 billion adverse exchange impact from the translation of the non-Sterling denominated debt, partly offset by free cash flow of £1.3 billion.

At 30 September 2016, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3,961 million with loans of £3,191 million repayable in the subsequent year.

Working capital

	30 September 2016	30 June 2016	31 March 2016	31 December 2015	30 September 2015

Working capital conversion cycle* (days)	216	217	209	191	216
Working capital percentage of turnover (%)	27	26	25	23	27

*	Working capital conversion cycle is defined on page 34.

Working capital has increased by £670 million in Q3 primarily due to an increase in receivables due to a seasonal increase in sales. The reduction of one day in Q3 2016 was predominantly due to a one day decrease in the cycle from exchange rates particularly impacting the denominator.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for each of the next two years (2016-2017).

In April 2016, GSK also returned approximately £1 billion (20p per share) to shareholders via a special dividend paid alongside GSK’s Q4 2015 ordinary dividend payment.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture, and other capital requirements.

Quarterly dividends
The Board has declared a third interim dividend of 19 pence per share (Q3 2015: 19 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 10 January 2017. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.

The ex-dividend date will be 3 November 2016 (2 November 2016 for ADR holders), with a record date of 4 November 2016 and a payment date of 12 January 2017.

	Paid/ payable	Pence per share	£m

2016
First interim	14 July 2016	19	923
Second interim	13 October 2016	19	924
Third interim	12 January 2017	19	924

2015
First interim	9 July 2015	19	920
Second interim	1 October 2015	19	919
Third interim	14 January 2016	19	919
Fourth interim	14 April 2016	23	1,114

		80	3,872

Special dividend	14 April 2016	20	969

The fourth interim dividend for 2016 will be declared on 8 February 2017. The ex-dividend date will be 23 February 2017 (22 February 2017 for ADR holders), with a record date of 24 February 2017 and a payment date of 13 April 2017. The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 11 April 2017.

GSK made no share repurchases during the quarter. The company issued 3.4 million shares under employee share schemes amounting to £48 million (Q3 2015: £4 million).

The weighted average number of shares for Q3 2016 was 4,865 million, compared with 4,835 million in Q3 2015.

Segmental performance

Pharmaceuticals

	Q3 2016		9 months 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,708	13	4,757	9	12
Europe	984	5	2,862	-	3
International	1,369	(1)	3,910	(3)	(2)

Total	4,061	6	11,529	2	4

	Q3 2016		9 months 2016

	£m	Growth CER%	£m	Growth CER%

Respiratory	1,589	8	4,592	2
Cardiovascular, metabolic and urology	206	(22)	626	(16)
Immuno-inflammation	85	4	228	11
Other pharmaceuticals	564	(7)	1,661	(14)
Established products	677	(3)	1,888	(9)
HIV	940	32	2,534	43

Total	4,061	6	11,529	2

Respiratory

Q3 2016 (£1,589 million; up 8%)
Respiratory sales in the quarter were up 8% at £1,589 million, reflecting growth in the new Respiratory products, which recorded combined sales of £269 million in the quarter, including Relvar/Breo Ellipta sales of £156 million, more than offsetting the 7% decline in Seretide/Advair. Flixotide/Flovent sales decreased 5% to £158 million and Ventolin sales grew 5% to £182 million.

In the US, Respiratory sales increased 14% to £806 million in the quarter (15% volume growth and a 1% negative impact of price). Growth of new Respiratory products in the quarter more than offset the 2% decline in Advair (7% volume decline and a 5% positive impact of price). Payer rebate adjustments related to prior quarters favourably impacted sales of Advair, with Advair’s underlying sales performance in the quarter more consistent with the first half of 2016. The new Ellipta products recorded combined sales of £142 million in the quarter including Breo Ellipta sales of £85 million, with Nucala, the newly launched treatment for severe asthma, reporting sales of £21 million. Established Respiratory assets included Ventolin, with sales up 4% to £93 million, and Flovent, which declined 4% to £99 million. Ventolin sales reflected strong volume growth largely offset by the impact of pricing pressures and negative adjustments to payer rebates related to prior quarters. Flovent sales also continued to be impacted by ongoing pricing pressures in the ICS market. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales.

European Respiratory sales were down 9% to £328 million, with Seretide sales down 24% to £195 million (11% volume decline and a 13% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. The new Respiratory products recorded combined sales of £58 million in the quarter, including Relvar Ellipta sales of £35 million.

Respiratory sales in the International region were up 11% to £455 million, with Emerging Markets up 19% and Japan in line with last year, while sales in Canada declined 1%. In Emerging Markets, sales of Seretide were up 16% at £130 million, including China up 48%, reflecting the benefit of wholesaler stocking ahead of a systems upgrade but also the recent restructuring and refocusing of the China business. Excluding China, Emerging Markets Respiratory sales grew 13%, including Ventolin up 8% to £48 million. In Japan, Relvar Ellipta sales grew 29% to £24 million.

9 months 2016 (£4,592 million; up 2%)
Respiratory sales in the nine months were up 2% at £4,592 million, reflecting the continuing transition of the Respiratory portfolio to newer products. Growth in the new Respiratory products, which recorded combined sales of £688 million, including Relvar/Breo Ellipta sales of £413 million, more than offset the decline in Seretide/Advair. Flixotide/Flovent sales decreased 10% to £447 million and Ventolin sales grew 7% to £540 million.

In the US, Respiratory sales increased 8% to £2,253 million in the nine months (16% volume growth and a 8% negative impact of price). Growth of new Respiratory products more than offset the 9% decline in Advair (4% volume decline and a 5% negative impact of price). Payer rebate adjustments related to prior periods favourably impacted sales in this period. The new Ellipta products recorded combined sales of £379 million in the nine months, including Breo Ellipta sales of £222 million, with Nucala, the newly launched treatment for severe asthma, reporting sales of £41 million. Established Respiratory assets included Ventolin, with sales up 8% to £280 million, and Flovent, which declined 13% to £263 million, with both products impacted by pricing pressures and negative adjustments to payer rebates related to prior periods. Flovent sales also continued to be impacted by ongoing pricing pressures in the ICS market. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales.

European Respiratory sales were down 11% to £1,023 million, with Seretide sales down 24% to £634 million (16% volume decline and a 8% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. The new Respiratory products recorded combined sales of £153 million in the nine months, including Relvar Ellipta sales of £98 million.

Respiratory sales in the International region were up 4% to £1,316 million with Emerging Markets up 7% and Japan up 3%. In Emerging Markets, sales of Seretide were down 1% at £354 million, while Ventolin grew 10% to £157 million. In Japan, the growth in sales of Relvar Ellipta of 47% to £64 million more than offset the Adoair decline of 10%.

Cardiovascular, metabolic and urology

Q3 2016 (£206 million; down 22%)
Sales in the category were down 22% to £206 million. The Avodart franchise was down 24% to £161 million, primarily due to a 84% decline in the US, following the launch of generic competition in Q4 2015. Sales of Eperzan/Tanzeum were £29 million in the quarter, primarily in the US. Prolia was divested at the end of 2015 and therefore no sales were recorded in Q3 2016, compared with £11 million in Q3 2015.

9 months 2016 (£626 million; down 16%)
Sales in the category were down 16% to £626 million. The Avodart franchise was down 21% to £471 million, primarily due to a 67% decline in the US following the launch of generic competition in Q4 2015. Sales of Eperzan/Tanzeum were £83 million, primarily in the US. Prolia was divested at the end of 2015 and therefore no sales were recorded in 2016, compared with £31 million in the nine months of 2015.

Immuno-inflammation

Q3 2016 (£85 million; up 4%)
Immuno-inflammation sales grew 4% to £85 million. Sales of Benlysta were £74 million, up 10%, with sales in the US of £66 million, up 8%, adversely impacted by stocking patterns in the quarter.

9 months 2016 (£228 million; up 11%)
Immuno-inflammation sales grew 11% to £228 million. Sales of Benlysta were £217 million, up 19% with sales of £196 million, up 19%, in the US.

Other pharmaceuticals

Q3 2016 (£564 million; down 7%)
Sales in other therapy areas decreased 7% to £564 million. Dermatology sales declined 10% to £96 million, adversely affected by supply constraints, while Augmentin sales grew 10% to £144 million. Sales of products for Rare diseases declined 1% to £108 million, including sales of Volibris, which were up 3% to £45 million.

9 months 2016 (£1,661 million; down 14%)
Sales in other therapy areas decreased 14% to £1,661 million. Dermatology sales declined 14% to £280 million, adversely affected by supply constraints, while Augmentin sales declined 1% to £417 million. Sales of products for Rare diseases declined 1% to £306 million, including sales of Volibris, which were up 3% to £127 million.

Established products

Q3 2016 (£677 million; down 3%)
Established products turnover fell 3% to £677 million, primarily reflecting a decline in International, including loss of exclusivity in Canada for Valtrex, partly offset by the phasing of tenders and phasing benefits ahead of systems upgrades. Sales of Lovaza in the US were down 42% to £12 million, and sales of Zeffix in International were down 10% to £30 million.

9 months 2016 (£1,888 million; down 9%)
Established products turnover fell 9% to £1,888 million with Valtrex sales down 40% to £87 million. Zeffix sales were down 18% to £91 million and Lovaza sales in the US fell 55% to £35 million.

HIV

Q3 2016 (£940 million; up 32%)
HIV sales increased 32% to £940 million in the quarter, with the US up 37%, Europe up 28% and International up 11%. The growth in all three regions was driven by Triumeq and Tivicay.

The ongoing roll-out of both Triumeq and Tivicay resulted in sales of £468 million and £250 million, respectively, in the quarter. Epzicom/Kivexa sales declined 30% to £143 million due to the start of generic competition and Selzentry sales declined 15% to £32 million. There were also continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 14% to £7 million, and Lexiva, down 39% to £12 million.

9 months 2016 (£2,534 million; up 43%)
HIV sales increased 43% to £2,534 million in the nine months, with the US up 52%, Europe up 35% and International up 21%. The growth in all three regions was driven by Triumeq and Tivicay.

Triumeq and Tivicay sales were £1,205 million and £663 million, respectively. Epzicom/Kivexa sales declined 22% to £454 million, and Selzentry sales declined 10% to £92 million.

Vaccines

	Q3 2016		9 months 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	725	23	1,245	15	13
Europe	389	10	1,053	21	18
International	499	25	1,157	19	17

Total	1,613	20	3,455	18	16

	Q3 2016		9 months 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Rotarix	146	5	363	4	4
Synflorix	154	23	382	43	43
Fluarix, FluLaval	325	55	351	60	60
Bexsero	133	>100	292	>100	>100
Menveo	63	(31)	152	6	(3)
Boostrix	159	34	343	18	18
Infanrix, Pediarix	222	(1)	550	(11)	(11)
Hepatitis	179	11	445	1	1
Priorix, Priorix Tetra, Varilrix	75	(2)	217	12	12
Cervarix	24	(12)	58	(21)	(21)
Other	133	8	302	24	9

Total	1,613	20	3,455	18	16

Q3 2016 (£1,613 million; up 20%)
Vaccines sales grew 20% to £1,613 million with the US up 23%, Europe up 10% and International up 25%. Growth benefited from a strong increase in Fluarix/Flulaval sales, primarily in the US, as well as increased Bexsero sales in the US and in private market channels in Europe. Growth was also driven by Boostrix across all regions, as well as tender sales and market expansion for Synflorix in International. Growth was partly offset by lower Menveo sales due to CDC stockpile movements in the US.

In the US, sales grew 23% to £725 million. Growth was driven by earlier supply and higher demand for Fluarix/Flulaval. Growth also benefited from market and share gains for Bexsero and Boostrix, as well as higher Hepatitis A vaccines sales. Menveo market share growth was more than offset by adverse CDC stockpile movements. Growth was also impacted by an unfavourable comparison with the benefit to Q3 2015 from CDC stockpile movements of Rotarix.

In Europe, sales grew 10% to £389 million. Growth was driven primarily by Bexsero sales in private market channels in several countries including Spain and Italy. Sales growth was also helped by strong demand for Hepatitis A vaccines and the benefit to Boostrix of competitor supply issues. Infanrix/Pediarix sales were impacted by increasing competitor supply in Germany, Italy and Belgium.

In International, sales grew 25% to £499 million. Growth benefited from sales of Synflorix due to market expansion in Nigeria, tender phasing in Pakistan and higher sales in Columbia. Rotarix sales growth benefited from higher demand in Latin America. Growth was also driven by the timing of Boostrix orders and higher demand for Bexsero and Menjugate in Brazil. Growth in the region was partly offset by lower sales of Infanrix/Pediarix in a number of markets due to supply constraints.

9 months 2016 (£3,455 million; up 18%)
Vaccines sales grew 18% on a reported basis and 16% pro-forma to £3,455 million. On a reported basis, the US was up 15%, Europe up 21% and International up 19%. Growth benefited from the strong performance of Bexsero across all regions and higher demand for Fluarix/Flulaval in the US and International. Further growth was driven by Synflorix due to the timing of tenders and market expansion in International and higher demand for Boostrix across all regions. Growth was partly offset by Infanrix/Pediarix due to supply constraints in International, as well as unfavourable CDC stockpile movements for a number of products across the portfolio.

In the US, sales grew by 15% on a reported basis and 13% on a pro-forma basis to £1,245 million. Growth was driven by improved supply and higher demand for Fluarix/Flulaval, market and share growth for Bexsero, Menveo and Boostrix and competitor supply issues that benefited Infanrix/Pediarix. Growth was partly offset by adverse stockpile movements on Infanrix/Pediarix and Menveo, and an unfavourable comparison with the benefit to 2015 from CDC stockpile movements on Infanrix/Pediarix, Boostrix and Rotarix.

In Europe, sales grew 21% on a reported basis and 18% on a pro-forma basis to £1,053 million. Growth was driven primarily by Bexsero sales in private market channels in several countries including Spain and Italy and in the UK following its inclusion in the NHS immunisation programme. Boostrix sales benefited from competitor supply issues. Sales increased in Germany, driven by better supply of Hepatitis vaccines and higher demand for Encepur and Rabipur. Favourable phasing of Infanrix/Pediarix sales was offset by a competitor’s return to the market during the period.

In International, sales grew 19% on a reported basis and 17% on a pro-forma basis to £1,157 million. Growth was driven primarily by Synflorix due to market expansion in Nigeria, tender phasing in Pakistan and Brazil, and broader private market demand in Asia. The growth in Rotarix sales was driven by higher demand in Brazil and Japan. Fluarix/Flulaval sales grew due to higher uptake in Australia and improved supply in Korea. Further growth in the region was driven by Brazil due to strong demand for Bexsero, Menjugate and Priorix/Priorix-Tetra/Varilrix portfolio as well as the timing of Boostrix orders. Growth in the region was partly offset by lower sales of Infanrix/Pediarix due to supply constraints, lower Hepatitis vaccines sales due to wholesaler destocking in China following new private market distribution regulations, and lower demand for Cervarix.

Consumer Healthcare

Turnover	Q3 2016		9 months 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	425	2	1,294	12	6
Europe	578	5	1,626	15	4
International	865	5	2,399	10	6

Total	1,868	5	5,319	12	5

Turnover	Q3 2016		9 months 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Wellness	964	5	2,734	20	7
Oral health	570	8	1,629	8	8
Nutrition	187	(1)	524	(3)	(4)
Skin health	147	(2)	432	4	(3)

Total	1,868	5	5,319	12	5

Q3 2016 (£1,868 million; up 5%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture. Results included the trading performance of the Nigeria beverages business until its sale on 30 September 2016.

Sales grew 5% to £1,868 million with 2% price and 3% volume growth, driven primarily by the power brands and most significantly, Sensodyne, Voltaren and Otrivin. Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 12% of sales in the quarter. Notable launches within the quarter included Dolex (Panadol) Extra with Optizorb in Colombia and Theraflu Warming Caplets in the US.

US sales increased 2% to £425 million, reflecting good performances within Wellness and continuing growth from Sensodyne, but overall growth in the US was slower than in previous quarters with Poligrip, Theraflu and Excedrin sales reflecting a challenging comparator in Q3 2015, which benefited from re-supply and new product launches. Within Wellness, Flonase OTC had another good quarter, with growth provided by line extensions outweighing the introduction of branded competition and the increasing impact of private label competition. Sensodyne growth slowed compared to the previous quarter, which benefited from the recently launched True White variant. Tums returned to growth, benefiting from supply improvements.

Sales in Europe grew 5% to £578 million. Growth in the quarter was driven by the Oral health and Wellness categories. Oral health contributed more than half of the region’s growth with strong performances across the region. Voltaren grew in double-digits, benefiting from continued strong performances from the 12-hour variant, media campaigns and distribution gains. Italy performed particularly well, with broad-based growth across the categories benefiting from improved visibility at the point of purchase and media support. These strong performances were partly offset by the continuing economic downturn in CIS.

International sales of £865 million grew 5%, with a double-digit performance delivered in Oral health and good momentum within Wellness. The Oral health performance was driven by Sensodyne as a result of the continued global roll out of the True White variant as well as continued condition awareness campaigns and format extensions. Wellness growth was driven by Voltaren across the region, with distribution gains and continued momentum from the 12-hour variant.

On a geographic basis, China and Middle East performed particularly well. China benefited from E-commerce channel growth and retail distribution expansion. The Middle East region posted double-digit growth driven by key Wellness brands and Otrivin and Voltaren in particular. In India, Horlicks sales continued to be impacted by slower growth in the nutrition category, which is experiencing increasing competition. This was partly offset by a very strong quarter for Sensodyne following the previous quarter’s launch of the Whitening variant, and Eno, which benefited from new media campaigns. The overall growth for the region was also impacted by the restructuring of activity in Venezuela at the end of 2015 and the effective cessation of trade, which affected both the Skin health and Nutrition categories.

9 months 2016 (£5,319 million; up 12%)
Reported sales grew 12% to £5,319 million, benefiting significantly from the inclusion of sales of the former Novartis products for the first time for the first two months of the period. Pro-forma growth was 5% of which price contributed 2%, and volume 3%. Strong performances were delivered by the power brands within the Oral health and Wellness categories and across all regions. Sales from innovations within the last three years represented approximately 14% of sales, primarily due to the performance of Flonase, which was switched to OTC in Q1 2015. Other notable launches this year included Sensodyne True White and Excedrin Gel-tabs in the US.

US sales grew 12% on a reported basis to £1,294 million, 6% pro-forma. The largest growth driver was Sensodyne which continued to perform well, growing in double-digits, benefiting from the launch last year of Repair and Protect and the launch of True White in the first quarter of this year, together with distribution gains for Pronamel. Flonase OTC continued to contribute, driven by new formats and despite increased competition from other branded and private label products. Excedrin grew in double-digits, fuelled by the Gel-tab launch and new digital campaigns, and Tums delivered better growth following supply improvements.

Sales in Europe grew 15% on a reported basis to £1,626 million and were up 4% on a pro-forma basis. The Wellness and Oral health categories were the major drivers of growth. Voltaren continued to deliver double-digit growth, driven largely by the 12-hour variant. Oral health sales grew in mid single-digits, with strong growth in Sensodyne and the Gum health portfolio partly offset by a decline in Aquafresh, due to increased competitive pressures in Family oral health. At a market level, sales grew well in Italy, the UK and Germany, partly offset by a double-digit decline within CIS due to the impact on consumer spending of the weaker economic environment.

International sales of £2,399 million grew 10% on a reported basis with pro-forma growth of 6%. Growth was delivered in many priority markets, primarily through the power brands across the Oral health and Wellness categories. This was partly offset by the impact of the restructuring of activity in Venezuela at the end of 2015 and the effective cessation of trade, which affected both the Skin health and Nutrition categories. At a market level, India grew in low single-digits as Horlicks was impacted by slower category growth and competition from adjacent categories and Crocin was subject to price controls. This was partly offset by double-digit performances from Sensodyne and Eno, driven by new product launches and accompanying promotional investment. China delivered double-digit sales growth with good performances across the portfolio and with Sensodyne and Voltaren in particular benefiting from E-commerce and retail distribution expansion. Double-digit performances were also delivered in Brazil, as a result of price increases within Wellness and new product launches within Oral health, and in Russia, driven by price increases and momentum of Theraflu and Voltaren.

New Pharmaceutical and Vaccine products

Turnover	Q3 2016		9 months 2016

	£m	Growth CER%	£m	Growth CER%

Pharmaceuticals

Respiratory
Relvar/Breo Ellipta	156	>100	413	>100
Anoro Ellipta	53	>100	132	>100
Arnuity Ellipta	3	>100	9	>100
Incruse Ellipta	26	>100	76	>100
Nucala	31	>100	58	>100

CVMU
Eperzan/Tanzeum	29	>100	83	>100

HIV
Tivicay	250	39	663	46
Triumeq	468	94	1,205	>100

	1,016	89	2,639	>100

Vaccines

Bexsero	133	>100	292	>100
Menveo	63	(31)	152	6

	196	43	444	94

Total	1,212	79	3,083	>100

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current clinical pipeline asset, Shingrix, are as set out above. Sales of the New Pharmaceutical and Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis up to two years earlier (2018).

Q3 2016
Sales of New Pharmaceutical and Vaccine products were £1,212 million, grew £621 million in Sterling terms and represented approximately 21% of Pharmaceuticals and Vaccines turnover in the quarter.

9 months 2016
Sales of New Pharmaceutical and Vaccine products were £3,083 million, grew £1,777 million in Sterling terms and represented approximately 21% of Pharmaceuticals and Vaccines turnover in the nine months.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns-based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. R&D expenditure for Q3 2016 is analysed below.

	Q3 2016 £m	9 months 2016 £m	9 months 2015 £m

Discovery	207	588	554
Development	335	884	844
Facilities and central support functions	116	366	301

Pharmaceuticals R&D	658	1,838	1,699
Vaccines	157	436	371
Consumer Healthcare	61	177	180

Core R&D	876	2,451	2,250
Amortisation and impairment of intangible assets	11	31	71
Major restructuring costs	28	128	150
Other items	7	15	35

Total R&D	922	2,625	2,506

R&D pipeline

At a presentation to investors in New York on 3 November 2015, GSK described a deep portfolio of innovation, focussed across six core areas of scientific research and development: HIV & Infectious diseases, Respiratory, Vaccines, Immuno-Inflammation, Oncology and Rare Diseases. Around 40 new potential medicines and vaccines were profiled, supporting the Group’s outlook for growth in the period 2016-2020 and the significant opportunity the Group has to create value beyond 2020.

HIV and infectious diseases - including new options for long-term control and prevention of HIV and opportunities designed to cure or induce long-term remission in both Hepatitis B and C
News since Q2 2016:
●	Announced start of the Phase III programme evaluating a two drug regimen of dolutegravir and lamivudine for treatment of HIV in adults who have not received prior antiretroviral therapy (16 August);
●	Terminated development of 3532795 in favour of back-up HIV maturation inhibitors which may have a better profile;
●	FDA granted Qualified Infectious Disease Product (QIDP) designation to gepotidacin, confirming fast-track status and granting up to five years of additional exclusivity (1 September);
●	Positive Phase II data received in-house for gepotidacin in treating gonorrhoea – data to be presented at upcoming scientific conference.

Respiratory - including the next generation of respiratory medicines beyond inhaled treatments
News since Q2 2016:
●	PI3K inhibitor, 2269557, for treatment of acute COPD exacerbations met its primary endpoint in a Phase II proof of concept study (28 July);
●	Announced that positive data from the COPD Salford Lung Study, comparing Relvar to ‘usual care’ was published in NEJM and presented at the ERS conference (4 September);
●	Announced positive results presented at ERS conference from the Phase III FULFIL study of Closed Triple (FF/UMEC/VI) versus Symbicort in COPD (6 September);
●
Announced publication of a meta-analysis in the ‘Journal of Allergy and Clinical Immunology’ showing a halving in the risk of hospitalisation or emergency room visits in severe asthma patients receiving Nucala compared to placebo in addition to standard of care (7 October);

●	Positive data received in-house from Nucala MUSCA study in severe asthma – data to be presented at upcoming scientific conference.

Vaccines - including a novel maternal immunisation platform for vaccines
News since Q2 2016:
●	Announced publication in NEJM of the Shingrix Phase III ZOE-70 study data (14 September);
●	Announced US filing of Shingrix for prevention of shingles (24 October).

Immuno-inflammation - a portfolio of new antibodies & novel orals for inflammatory diseases including rheumatoid arthritis, Sjögren’s syndrome, osteoarthritis and inflammatory bowel disease
News since Q2 2016:
●	Announced filing in EU of sirukumab for rheumatoid arthritis (12 September);
●	Phase II study commenced for 2982772, oral RIP1 kinase inhibitor, in psoriasis patients (15 September);
●	Announced filing in US of sirukumab for rheumatoid arthritis (23 September);
●	Announced filing in EU and US for Benlysta subcutaneous formulation for systemic lupus disease (23 September).

Oncology - leading-edge molecules in the field of epigenetics and immuno-oncology for the treatment of cancer
●	3174998, OX40 agonist mAb for cancer, was first dosed in combination with Merck’s PD-1, Keytruda (3 August).

Rare diseases - breakthrough cell and gene therapies for treatment of rare diseases

Pipeline news flow since Q2 2016 for other assets not profiled at the Investor event:
●	Announced that ‘real world’ data shows 83% effectiveness for Bexsero in infants in first year of UK National Men B immunisation programme and that cases of Men B halved after 10 months (5 September);
●	Decision to terminate Iosmapimod development in COPD following analysis of Phase II results.

Listed below are the ~40 pipeline assets profiled at our R&D event in November 2015 which are in active clinical development and/or other assets acquired since the R&D event.

Respiratory		Phase
3772847A (IL33R mAb)	Severe asthma	Ph I
3008348 (Alpha V beta 6 integrin antagonist)	Idiopathic pulmonary fibrosis	Ph I
2862277 (TNFR1 dAb)	Acute lung injury	Ph II
danirixin (CXCR2 antagonist)	COPD	Ph II
2269557 (PI3 kinase delta inhibitor)	COPD & asthma	Ph II
2245035 (TLR7 agonist)	Asthma	Ph II
Nucala (mepolizumab)	COPD	Ph III
	Nasal polyposis	Ph II
	Hypereosinophilic syndrome	Ph II
FF+UMEC+VI (Closed Triple)	COPD	Ph III
	Asthma	Ph II
HIV/Infectious diseases		Phase
3389404 (HBV LICA antisense oligonucleotide)1	Hepatitis B	Ph I
3228836 (HBV antisense oligonucleotide)1	Hepatitis B	Ph I
2878175 + RG-101 (NS5B inhibitor + anti-Mir122 antisense oligonucleotide)	Hepatitis C	Ph II
cabotegravir + rilpivirine (Integrase inhibitor + NNRTI, both long-acting parenteral formulations)	HIV infections	Ph II
cabotegravir (long-acting integrase inhibitor)	HIV pre-exposure prophylaxis	Ph II
gepotidacin (Type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
fostemsavir (3684934) (HIV attachment inhibitor)	HIV infections	Ph III
dolutegravir + lamivudine	HIV infections	Ph III
dolutegravir + rilpivirine (Integrase inhibitor + NNRTI)	HIV infections - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
2982772 (RIP1 kinase inhibitor)	Rheumatoid arthritis and ulcerative colitis	Ph I
	Psoriasis	Ph II
2618960 (IL7 receptor mAb)	Sjögren’s syndrome	Ph I
3050002 (CCL20 mAb)	Psoriatic arthritis	Ph I
2831781 (LAG3 mAb)	Autoimmune diseases	Ph I
2330811 (OSM mAb)	Systemic sclerosis	Ph I
3196165 (GM-CSF mAb)	Rheumatoid arthritis and hand osteoarthritis	Ph II
Benlysta + Rituxan (BLyS mAb, s.c. + CD20 mAb)	Sjögren’s syndrome	Ph II
Benlysta (BLyS mAb, s.c.)	Systemic lupus erythematosus	Filed in EU & US Sept 2016
sirukumab (IL6 human mAb)	Giant cell arteritis	Ph III
	Rheumatoid arthritis	Filed in EU & US Sept 2016
Oncology		Phase
3359609 (ICOS agonist mAb)	Solid tumours and haematological malignancies	Ph I
525762 (BET inhibitor)	Solid tumours and haematological malignancies	Ph I
2879552 (LSD1 inhibitor)	Acute myeloid leukaemia and small cell lung cancer	Ph I
3174998 (OX40 agonist mAb)	Solid tumours and haematological malignancies	Ph I
3377794 (NY-ESO-1 T-cell receptor)2	Sarcoma, multiple myeloma, non-small cell lung cancer, melanoma and ovarian cancer	Ph II
tarextumab (Notch 2/3 mAb)3	Small cell lung cancer	Ph II
Vaccines		Phase
RSV	Respiratory syncytial virus prophylaxis	Ph I
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B streptococcus prophylaxis (maternal immunisation)	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis in adolescents	Ph II
COPD	Reduction of COPD exacerbations associated with non-typeable Haemophilus influenzae and Moraxella catarrhalis	Ph II
Shingrix (Zoster vaccine)	Shingles prophylaxis	US: Filed Oct 2016 EU: Ph III
Rare diseases		Phase
2696277 (ex-vivo stem cell gene therapy)4	Beta thalassemia	Ph I
2398852 + 2315698 (SAP mAb + SAP depleter)	Amyloidosis	Ph II
2696274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph II
2696275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph II
Strimvelis (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	EU: Approved May 2016 US: Ph II/III
2998728 (TTR production inhibitor)1	Transthyretin amyloidosis	Ph III
mepolizumab (IL5 mAb)	Eosinophilic granulomatosis with polyangiitis	Ph III
Other pharmaceuticals
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Wound healing	Ph I
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph II

1	Option-based alliance with Ionis Pharmaceuticals
2	Option-based alliance with Adaptimmune Ltd.
3	Option-based alliance with OncoMed Pharmaceuticals
4	Option-based alliance with Telethon and Ospedale San Raffaele

The full version of the GSK product development pipeline chart with all clinical assets in Phase I to Phase III can be found at: https://gsk.com/media/1017505/product-pipeline-march-2016.pdf

Definitions

Core results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items. These items are excluded from core results either because their impact can be significant and volatile or because their exclusion improves comparabilities and consistency of reporting with the majority of our peer companies.

Core results reporting is utilised as one of the bases for internal performance reporting alongside total results, cash flow generation and a number other metrics. Core results are presented and discussed in this Results Announcement as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of core results, as set out above, also aligns the Group’s results more closely with the majority of our peer companies and how they report earnings.

Reconciliations between total and core results, as set out on pages 11 and 53 to 56, including detailed breakdowns of the key non-core items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth rates
The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology business, both from 2 March 2015. For the Vaccines and Consumer Healthcare segments, pro-forma growth rates are calculated comparing reported turnover and core operating profits for the nine months ended September 2016 with the turnover and operating profit for the nine months ended September 2015 adjusted to include the two months of sales of the former Novartis Vaccines and Consumer Healthcare products, respectively. For the Pharmaceuticals segment, the turnover and operating profit for the nine months ended September 2015 is adjusted to exclude the two months of sales of the former GSK Oncology business for January and February 2015.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures, associated undertakings and equity investments. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of free cash flow to net cash inflow from operations is presented on page 51.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes. Such payments could fluctuate significantly between reporting periods and removing them allows the trends in free cash flow to be more easily identified by shareholders.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes. Such payments could fluctuate significantly between reporting periods and removing them allows the trends in net cash inflow from operating activities to be more easily identified by shareholders.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2016 guidance and 2016-2020 outlook
In outlining the expectations for 2016 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from the current pipeline asset Shingrix. This target is now expected to be met up to two years earlier. The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020. Material costs for investment in new product launches and R&D have been factored into the expectations given. The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk factors’ in the Group’s Annual Report on Form 20-F for 2015 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the Oncology business, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Novartis influenza vaccines business) on the results of the Group as if they had taken place as at 1 January 2015.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results. The unaudited pro-forma financial information does not purport to represent what the Group’s financial position actually would have been if the disposal of the Oncology business, the Consumer Healthcare Joint Venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date. In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare Joint Venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006. The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group’s Q3 2016 results announcement dated 26 October 2016 and furnished to the SEC on Form 6-K, (ii) the Group’s Annual Report on Form 20-F for 2015 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 215 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q3 2016 £m	Q3 2015 £m	9 months 2016 £m	9 months 2015 £m

TURNOVER	7,542	6,127	20,303	17,637

Cost of sales	(2,525)	(2,204)	(6,782)	(6,312)

Gross profit	5,017	3,923	13,521	11,325

Selling, general and administration	(2,292)	(1,968)	(6,655)	(6,734)
Research and development	(922)	(827)	(2,625)	(2,506)
Royalty income	107	99	281	238
Other operating income/(expense)	(479)	(202)	(2,519)	8,253

OPERATING PROFIT	1,431	1,025	2,003	10,576

Finance income	16	19	52	63
Finance expense	(179)	(173)	(543)	(558)
(Loss)/profit on disposal of associates	-	(2)	-	842
Share of after tax profits/(losses) of associates and joint ventures	6	(2)	4	19

PROFIT BEFORE TAXATION	1,274	867	1,516	10,942

Taxation	(389)	(220)	(771)	(2,142)
Tax rate %	30.5%	25.4%	50.9%	19.6%

PROFIT AFTER TAXATION FOR THE PERIOD	885	647	745	8,800

Profit attributable to non-controlling interests	77	109	90	24
Profit attributable to shareholders	808	538	655	8,776

	885	647	745	8,800

EARNINGS PER SHARE	16.6p	11.1p	13.5p	181.7p

Diluted earnings per share	16.5p	11.0p	13.4p	180.1p

Statement of comprehensive income

	Q3 2016 £m	Q3 2015 £m

Profit for the period	885	647

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	71	(88)
Fair value movements on available-for-sale investments	84	(127)
Reclassification of fair value movements on available-for-sale investments	(115)	(68)
Deferred tax on fair value movements on available-for-sale investments	(6)	(38)
Deferred tax reversed on reclassification of available-for-sale investments	6	27
Fair value movements on cash flow hedges	3	11
Deferred tax on fair value movements on cash flow hedges	2	(2)
Reclassification of cash flow hedges to income statement	(5)	(6)
Share of other comprehensive expense of associates and joint ventures	(2)	-

	38	(291)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	124	5
Re-measurement losses on defined benefit plans	(463)	(594)
Deferred tax on re-measurement of defined benefit plans	71	146

	(268)	(443)

Other comprehensive expense for the period	(230)	(734)

Total comprehensive income/(expense) for the period	655	(87)

Total comprehensive income/(expense) for the period attributable to:
Shareholders	454	(201)
Non-controlling interests	201	114

	655	(87)

Statement of comprehensive income

	9 months 2016 £m	9 months 2015 £m

Profit for the period	745	8,800

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	993	(489)
Fair value movements on available-for-sale investments	243	75
Reclassification of fair value movements on available-for-sale investments	(250)	(340)
Deferred tax on fair value movements on available-for-sale investments	9	(73)
Deferred tax reversed on reclassification of available-for-sale investments	50	30
Fair value movements on cash flow hedges	12	(1)
Reclassification of cash flow hedges to income statement	(11)	4
Share of other comprehensive income/(expense) of associates and joint ventures	-	(77)

	1,046	(871)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	555	(1)
Re-measurement losses on defined benefit plans	(1,219)	(388)
Deferred tax on re-measurement of defined benefit plans	255	76

	(409)	(313)

Other comprehensive income/(expense) for the period	637	(1,184)

Total comprehensive income for the period	1,382	7,616

Total comprehensive income for the period attributable to:
Shareholders	737	7,593
Non-controlling interests	645	23

	1,382	7,616

Pharmaceuticals turnover – three months ended 30 September 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,589	8	806	14	328	(9)	455	11
Anoro Ellipta	53	>100	36	>100	10	100	7	33
Arnuity Ellipta	3	>100	3	>100	-	-	-	-
Avamys/Veramyst	64	20	6	-	16	17	42	24
Flixotide/Flovent	158	(5)	99	(4)	20	(5)	39	(6)
Incruse Ellipta	26	>100	18	>100	6	>100	2	>100
Nucala	31	>100	21	-	7	>100	3	>100
Relvar/Breo Ellipta	156	>100	85	>100	35	50	36	76
Seretide/Advair	857	(7)	447	(2)	195	(24)	215	5
Ventolin	182	5	93	4	30	4	59	8
Other	59	(4)	(2)	-	9	(9)	52	3

Cardiovascular, metabolic and urology (CVMU)	206	(22)	54	(47)	83	4	69	(17)
Avodart	161	(24)	10	(84)	81	5	70	(7)
Eperzan/Tanzeum	29	>100	28	>100	1	-	-	-
Other	16	(58)	16	(54)	1	-	(1)	(67)

Immuno-inflammation	85	4	77	2	5	25	3	50
Benlysta	74	10	66	8	5	25	3	50
Other	11	(23)	11	(23)	-	-	-	-

Other pharmaceuticals	564	(7)	23	(50)	166	7	375	(8)
Dermatology	96	(10)	5	(33)	36	(3)	55	(11)
Augmentin	144	10	-	-	41	(5)	103	18
Other anti-bacterials	39	(27)	1	-	11	(10)	27	(29)
Rare diseases	108	(1)	12	(14)	35	7	61	(2)
Oncology	28	>100	-	-	-	-	28	>100
Other	149	(26)	5	(75)	43	47	101	(33)

Established products	677	(3)	186	3	129	(1)	362	(7)
Coreg	32	(18)	32	(18)	-	-	-	-
Hepsera	18	23	-	-	-	-	18	23
Imigran/Imitrex	51	31	27	67	16	7	8	-
Lamictal	157	4	78	5	29	-	50	5
Lovaza	12	(42)	12	(42)	-	-	-	-
Requip	30	9	3	100	7	-	20	-
Serevent	25	5	13	22	8	-	4	(33)
Seroxat/Paxil	57	14	7	-	10	(11)	40	3
Valtrex	30	(42)	3	(60)	7	40	20	(52)
Zeffix	32	(12)	-	-	2	-	30	(10)
Other	233	(6)	11	-	50	(7)	172	(6)

HIV	940	32	562	37	273	28	105	11
Combivir	7	(14)	1	(50)	2	(34)	4	37
Epzicom/Kivexa	143	(30)	49	(40)	64	(22)	30	(24)
Lexiva/Telzir	12	(39)	7	(41)	2	(43)	3	(31)
Selzentry	32	(15)	17	-	10	(26)	5	(31)
Tivicay	250	39	165	36	61	40	24	58
Triumeq	468	94	311	93	118	89	39	>100
Trizivir	4	(33)	2	(60)	3	(27)	(1)	-
Other	24	24	10	(2)	13	>100	1	-

Pharmaceuticals	4,061	6	1,708	13	984	5	1,369	(1)

Vaccines turnover – three months ended 30 September 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Rotarix	146	5	37	(35)	18	-	91	42
Synflorix	154	23	-	-	13	(15)	141	28
Fluarix, FluLaval	325	55	282	56	18	31	25	57
Bexsero	133	>100	53	>100	69	>100	11	>100
Menveo	63	(31)	46	(20)	4	(79)	13	(25)
Boostrix	159	34	87	16	39	22	33	>100
Infanrix, Pediarix	222	(1)	100	10	99	2	23	(40)
Hepatitis	179	11	100	6	51	25	28	9
Priorix, Priorix Tetra, Varilrix	75	(2)	-	-	38	(10)	37	9
Cervarix	24	(12)	-	-	8	(13)	16	(6)
Other	133	8	20	(14)	32	(13)	81	31

	1,613	20	725	23	389	10	499	25

Pharmaceuticals turnover – nine months ended 30 September 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	4,592	2	2,253	8	1,023	(11)	1,316	4
Anoro Ellipta	132	>100	90	>100	26	>100	16	>100
Arnuity Ellipta	9	>100	9	>100	-	-	-	-
Avamys/Veramyst	207	9	18	(11)	56	2	133	16
Flixotide/Flovent	447	(10)	263	(13)	67	(9)	117	(3)
Incruse Ellipta	76	>100	58	>100	15	>100	3	>100
Nucala	58	>100	41	-	14	>100	3	-
Relvar/Breo Ellipta	413	>100	222	>100	98	64	93	91
Seretide/Advair	2,510	(13)	1,273	(9)	634	(24)	603	(6)
Ventolin	540	7	280	8	91	-	169	9
Other	200	(2)	(1)	(100)	22	2	179	(2)

Cardiovascular, metabolic and urology (CVMU)	626	(16)	214	(28)	239	9	173	(25)
Avodart	471	(21)	63	(67)	235	9	173	(11)
Eperzan/Tanzeum	83	>100	81	>100	2	<(100)	-	-
Other	72	(42)	70	(18)	2	(33)	-	-

Immuno-inflammation	228	11	207	9	15	27	6	20
Benlysta	217	19	196	19	15	27	6	20
Other	11	(55)	11	(55)	-	-	-	-

Other pharmaceuticals	1,661	(14)	67	(73)	458	(13)	1,136	(2)
Dermatology	280	(14)	12	(61)	107	(3)	161	(13)
Augmentin	417	(1)	-	-	128	(6)	289	2
Other anti-bacterials	130	(8)	3	(50)	37	(11)	90	(5)
Rare diseases	306	(1)	35	(11)	101	3	170	(1)
Oncology	123	(51)	-	-	-	-	123	42
Other	405	(17)	17	(77)	85	30	303	(12)

Established products	1,888	(9)	518	(3)	377	(4)	993	(13)
Coreg	94	(4)	94	(4)	-	-	-	-
Hepsera	49	(15)	-	-	-	-	49	(15)
Imigran/Imitrex	128	1	62	(2)	46	7	20	(5)
Lamictal	447	5	226	5	79	3	142	6
Lovaza	35	(55)	35	(55)	-	-	-	-
Requip	85	12	11	>100	22	-	52	2
Serevent	69	(6)	33	-	26	(7)	10	(20)
Seroxat/Paxil	153	8	14	>(100)	30	4	109	(10)
Valtrex	87	(40)	12	(31)	19	-	56	(49)
Zeffix	91	(18)	1	(50)	5	-	85	(18)
Other	650	(11)	30	(13)	150	(12)	470	(11)

HIV	2,534	43	1,498	52	750	35	286	21
Combivir	17	(38)	2	(78)	5	(37)	10	(9)
Epzicom/Kivexa	454	(22)	160	(26)	203	(19)	91	(21)
Lexiva/Telzir	40	(27)	22	(32)	6	(41)	12	(3)
Selzentry	92	(10)	47	(1)	33	(18)	12	(14)
Tivicay	663	46	437	46	165	47	61	45
Triumeq	1,205	>100	797	>100	312	>100	96	>100
Trizivir	13	(40)	4	(54)	8	(33)	1	(21)
Other	50	5	29	(2)	18	>100	3	(72)

Pharmaceuticals	11,529	2	4,757	9	2,862	-	3,910	(3)

Vaccines turnover – nine months ended 30 September 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Rotarix	363	4	97	(21)	53	4	213	21
Synflorix	382	43	-	-	35	7	347	48
Fluarix, FluLaval	351	60	282	57	18	31	51	88
Bexsero	292	>100	100	>100	170	>100	22	>100
Menveo	152	6	102	12	22	(9)	28	-
Boostrix	343	18	178	4	106	29	59	56
Infanrix, Pediarix	550	(11)	231	(2)	254	(3)	65	(46)
Hepatitis	445	1	218	(3)	149	22	78	(14)
Priorix, Priorix Tetra, Varilrix	217	12	-	-	116	8	101	18
Cervarix	58	(21)	1	(67)	23	(22)	34	(17)
Other	302	24	36	(13)	107	30	159	34

	3,455	18	1,245	15	1,053	21	1,157	19

Balance sheet

	30 September 2016 £m	30 September 2015 (restated) £m	31 December 2015 £m
ASSETS
Non-current assets
Property, plant and equipment	10,971	9,595	9,668
Goodwill	5,865	5,165	5,162
Other intangible assets	18,471	16,668	16,672
Investments in associates and joint ventures	255	213	207
Other investments	947	1,123	1,255
Deferred tax assets	3,751	2,687	2,905
Other non-current assets	915	688	990

Total non-current assets	41,175	36,139	36,859

Current assets
Inventories	5,373	4,854	4,716
Current tax recoverable	151	84	180
Trade and other receivables	7,100	5,908	5,615
Derivative financial instruments	154	118	125
Liquid investments	85	71	75
Cash and cash equivalents	4,614	7,073	5,830
Assets held for sale	135	38	46

Total current assets	17,612	18,146	16,587

TOTAL ASSETS	58,787	54,285	53,446

LIABILITIES
Current liabilities
Short-term borrowings	(3,961)	(2,587)	(1,308)
Trade and other payables	(11,714)	(8,514)	(9,191)
Derivative financial instruments	(200)	(105)	(153)
Current tax payable	(1,337)	(1,597)	(1,421)
Short-term provisions	(925)	(1,112)	(1,344)

Total current liabilities	(18,137)	(13,915)	(13,417)

Non-current liabilities
Long-term borrowings	(15,401)	(15,108)	(15,324)
Deferred tax liabilities	(1,755)	(1,703)	(1,522)
Pensions and other post-employment benefits	(4,620)	(3,654)	(3,229)
Other provisions	(566)	(547)	(420)
Other non-current liabilities	(14,310)	(10,027)	(10,656)

Total non-current liabilities	(36,652)	(31,039)	(31,151)

TOTAL LIABILITIES	(54,789)	(44,954)	(44,568)

NET ASSETS	3,998	9,331	8,878

EQUITY
Share capital	1,341	1,340	1,340
Share premium account	2,905	2,795	2,831
Retained earnings	(6,550)	(677)	(1,397)
Other reserves	2,442	1,973	2,340

Shareholders’ equity	138	5,431	5,114

Non-controlling interests	3,860	3,900	3,764

TOTAL EQUITY	3,998	9,331	8,878

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

Profit for the period			655		655	90	745
Other comprehensive income for the period			27	55	82	555	637
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			682	55	737	645	1,382
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(300)	(300)
Dividends to shareholders			(3,925)		(3,925)		(3,925)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
Changes in non-controlling interests			2		2	(90)	(88)
Shares issued	1	74			75		75
Shares acquired by ESOP Trusts				(70)	(70)		(70)
Write-down on shares held by ESOP Trusts			(117)	117	-		-
Share-based incentive plans			218		218		218
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2016	1,341	2,905	(6,550)	2,442	138	3,860	3,998
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit for the period			8,776		8,776	24	8,800
Other comprehensive expense for the period			(881)	(302)	(1,183)	(1)	(1,184)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			7,895	(302)	7,593	23	7,616
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(234)	(234)
Dividends to shareholders			(2,986)		(2,986)		(2,986)
Gain on transfer of net assets into Consumer Healthcare Joint Venture			2,794		2,794		2,794
Consumer Healthcare Joint Venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests						3,438	3,438
Loss on transfer of equity investment to investment in associate			(228)		(228)		(228)
Shares issued	1	36			37		37
Shares acquired by ESOP Trusts				(93)	(93)		(93)
Write-down on shares held by ESOP Trusts			(129)	129	-		-
Share-based incentive plans			255		255		255
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2015	1,340	2,795	(677)	1,973	5,431	3,900	9,331
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Nine months ended 30 September 2016

	9 months 2016 £m	9 months 2015 £m

Profit after tax	745	8,800
Tax on profits	771	2,142
Share of after tax profits of associates and joint ventures	(4)	(19)
Profit on disposal of interest in associates	-	(842)
Net finance expense	491	495
Profit on disposal of Oncology business	-	(9,233)
Depreciation and other adjusting items	1,150	1,346
Increase in working capital	(1,322)	(1,075)
Increase in other net liabilities	2,814	905

Cash generated from operations	4,645	2,519
Taxation paid	(1,139)	(1,451)

Net cash inflow from operating activities	3,506	1,068

Cash flow from investing activities
Purchase of property, plant and equipment	(943)	(846)
Proceeds from sale of property, plant and equipment	11	44
Purchase of intangible assets	(648)	(377)
Proceeds from sale of intangible assets	286	-
Purchase of equity investments	(71)	(65)
Proceeds from sale of equity investments	192	342
Purchase of businesses, net of cash acquired	(71)	(3,504)
Disposal of businesses	63	10,253
Investment in associates and joint ventures	(5)	(14)
Proceeds from disposal of associates and joint ventures	-	564
Interest received	48	60
Dividends from associates and joint ventures	43	5

Net cash (outflow)/inflow from investing activities	(1,095)	6,462

Cash flow from financing activities
Issue of share capital	75	37
Shares acquired by ESOP Trusts	(70)	(93)
Increase in short-term loans	1,358	-
Repayment of short-term loans	(899)	(2,407)
Net repayment of obligations under finance leases	(14)	(18)
Interest paid	(398)	(428)
Dividends paid to shareholders	(3,925)	(2,986)
Distributions to non-controlling interests	(300)	(234)
Other financing items	(276)	(8)

Net cash outflow from financing activities	(4,449)	(6,137)

(Decrease)/increase in cash and bank overdrafts in the period	(2,038)	1,393

Cash and bank overdrafts at beginning of the period	5,486	4,028
Exchange adjustments	203	5
(Decrease)/increase in cash and bank overdrafts	(2,038)	1,393

Cash and bank overdrafts at end of the period	3,651	5,426

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents*	4,614	7,073
Overdrafts*	(963)	(1,647)

	3,651	5,426

*	Comparative figures have been restated, see page 48 for further details.

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK changed its segment reporting to reflect this. With effect from 1 January 2016, GSK is reporting results under four segments: Pharmaceuticals, which now includes HIV; Pharmaceuticals R&D; Vaccines, and Consumer Healthcare, and individual members of the CET are responsible for each segment. Comparative information has been restated accordingly.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which were held for sale in a number of markets in order to meet anti-trust approval requirements and divested in Q3 2015, together with the costs of corporate functions.

Turnover by segment
	Q3 2016 £m	Q3 2015 (restated) £m	Growth CER%

Pharmaceuticals	4,061	3,338	6
Vaccines	1,613	1,181	20
Consumer Healthcare	1,868	1,578	5

Segment turnover	7,542	6,097	8
Corporate and other unallocated turnover	-	30

Total turnover	7,542	6,127	8

Operating profit by segment
	Q3 2016 £m	Q3 2015 (restated) £m	Growth CER%

Pharmaceuticals	2,001	1,593	4
Pharmaceuticals R&D	(617)	(503)	11

Pharmaceuticals including R&D	1,384	1,090	-
Vaccines	647	464	30
Consumer Healthcare	301	212	28

Segment profit	2,332	1,766	12
Corporate and other unallocated costs	(13)	(48)	(25)

Core operating profit	2,319	1,718	13
Non-core items	(888)	(693)

Total operating profit	1,431	1,025	5

Finance income	16	19
Finance costs	(179)	(173)
Loss on disposal of associates	-	(2)
Share of after tax profits/(losses) of associates and joint ventures	6	(2)

Profit before taxation	1,274	867	6

Turnover by segment
	9 months 2016 £m	9 months 2015 (restated) £m	Growth CER%

Pharmaceuticals	11,529	10,396	2
Vaccines	3,455	2,694	18
Consumer Healthcare	5,319	4,473	12

Segment turnover	20,303	17,563	7
Corporate and other unallocated turnover	-	74

Total turnover	20,303	17,637	7

Operating profit by segment
	9 months 2016 £m	9 months 2015 (restated) £m	Growth CER%

Pharmaceuticals	5,632	4,815	4
Pharmaceuticals R&D	(1,747)	(1,593)	3

Pharmaceuticals including R&D	3,885	3,222	4
Vaccines	1,170	802	37
Consumer Healthcare	842	503	56

Segment profit	5,897	4,527	16
Corporate and other unallocated costs	(188)	(155)	72

Core operating profit	5,709	4,372	14
Non-core items	(3,706)	6,204

Total operating profit	2,003	10,576	(88)

Finance income	52	63
Finance costs	(543)	(558)
Profit on disposal of associates	-	842
Share of after tax profits of associates and joint ventures	4	19

Profit before taxation	1,516	10,942	(92)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2015, as updated by the Legal matters section of the Results Announcement for Q2 2016.

At 30 September 2016, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.3 billion (31 December 2015: £0.4 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

On 30 September 2016, the US Securities and Exchange Commission (SEC) announced that it had reached a global resolution with the Group regarding the SEC’s investigation under the US Foreign Corrupt Practices Act into the Group’s commercial practices in countries outside of the United States. The US Department of Justice also confirmed that it had concluded its investigation into the Group’s commercial practices and would take no action against the Group.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

There have been no material changes to historical tax matters since the publication of the Annual Report 2015.

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2015. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on core profits amounted to £451 million and represented an effective core tax rate of 20.8% (Q3 2015: 20.0%). The charge for taxation on total profits amounted to £389 million and represented an effective tax rate of 30.5% (Q3 2015: 25.4%).

In the nine months to September 2016, tax on core profits amounted to £1,099 million and represented an effective core tax rate of 21.0% (2015 : 20.0%). The charge for taxation on total profits amounted to £771 million and represented an effective tax rate of 50.9% (2015: 19.6%). The Group’s balance sheet at 30 September 2016 included a tax payable liability of £1,337 million and a tax recoverable asset of £151 million.

The core tax rate for the full year is also expected to be in the range of 20-21%. Given the Group’s performance and changing earnings mix, particularly in favour of the US, some moderate upward pressure on the rate is expected over the next few years, particularly if the recent depreciation of Sterling is maintained.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2016, and should be read in conjunction with the Annual Report 2015, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2015, except that an amendment to IFRS 11 ‘Joint arrangements’ has been implemented from 1 January 2016. This revision has not had a material impact on the results or financial position of the Group.

Following an agenda decision by the IFRS Interpretations Committee regarding offsetting and cash pooling arrangements, the Group has revised its disclosure of its cash pooling arrangements in the comparative balance sheet at 30 September 2015. This revision had the effect of increasing both cash and cash equivalents and short-term borrowings by £1,165 million. There is no change to the results or cash flows for the nine months to 30 September 2015 and there was no impact on the balance sheet at 31 December 2015. The impact at 31 December 2014 amounted to £381 million.

In addition, the segment information for 2015 has been restated to reflect changes made to segments in 2016 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2015 were published in the Annual Report 2015, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2016	Q3 2015	9 months 2016	9 months 2015	2015

Average rates:
US$/£	1.33	1.53	1.39	1.53	1.53
Euro/£	1.17	1.39	1.25	1.37	1.37
Yen/£	139	187	153	185	185

Period-end rates:
US$/£	1.30	1.51	1.30	1.51	1.47
Euro/£	1.16	1.36	1.16	1.36	1.36
Yen/£	132	181	132	181	177

During Q3 2016, average sterling exchange rates were weaker against the US Dollar, the Euro and the Yen, compared with the same period in 2015. Similarly, during the nine months ended 30 September 2016, average sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same period in 2015. Period-end sterling exchange rates were also weaker against the US Dollar, the Euro and the Yen.

Weighted average number of shares
	Q3 2016 millions	Q3 2015 millions

Weighted average number of shares – basic	4,865	4,835
Dilutive effect of share options and share awards	37	42

Weighted average number of shares – diluted	4,902	4,877

	9 months 2016 millions	9 months 2015 millions

Weighted average number of shares – basic	4,857	4,829
Dilutive effect of share options and share awards	36	44

Weighted average number of shares – diluted	4,893	4,873

At 30 September 2016, 4,866 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,836 million shares at 30 September 2015.

Net assets
The book value of net assets decreased by £4,880 million from £8,878 million at 31 December 2015 to £3,998 million at 30 September 2016. This primarily reflected the recognition of the transaction-related adjustments of £3,057 million in the nine months, the impact of the dividends paid in the nine months and an increase in the pension deficit of £1,329 million, partly offset by the favourable exchange translation impact from the weaker Sterling rates.

The carrying value of investments in associates and joint ventures at 30 September 2016 was £255 million, with a market value of £311 million.

At 30 September 2016, the net deficit on the Group’s pension plans was £2,913 million compared with £1,584 million at 31 December 2015. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 3.8% to 2.4%, and US pension liabilities from 4.2% to 3.4%, partly offset by a decrease in the UK inflation rate from 3.1% to 3.0%, together with significant UK asset gains.

At 30 September 2016, the post-retirement benefits provision was £1,672 million compared with £1,387 million at 31 December 2015. The increase in the provision arose from the decrease in the rate used to discount the US provision together with a stronger US Dollar at the period end.

At 30 September 2016, the estimated present value of the potential redemption amount of the Consumer Healthcare Joint Venture put option recognised in Other non-current liabilities was £7,287 million (31 December 2015: £6,287 million). The estimated present value of the potential redemption amount of the put options related to ViiV Healthcare was £2,523 million, of which £1,314 million was recorded in Other payables in Current liabilities and £1,209 million in Other non-current liabilities. The ViiV Healthcare put options liability was recognised in the nine months, with £1,996 million recorded directly in equity on initial recognition, and the remainder recognised in the income statement. The increases in both liabilities in the nine months reflected the increased estimated Sterling values of the two businesses.

Contingent consideration amounted to £5,271 million at 30 September 2016 (31 December 2015: £3,855 million), of which £4,768 million (31 December 2015: £3,409 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare. This included £196 million in respect of preferential dividends of which £154 million was recognised directly in equity in the nine months. The liability for preferential dividends due to Pfizer at 30 September 2016 was £26 million. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 52. The estimated present value of amounts payable to Novartis related to the Vaccines acquisition was £458 million (31 December 2015: £405 million).

The liabilities for the Consumer Healthcare Joint Venture put option, the ViiV Healthcare put options and the ViiV Healthcare contingent consideration at 30 September 2016 have been calculated based on the closing exchange rates at 30 September 2016, primarily US$1.30/£1 and Euro 1.16/£1. Movements in these exchange rates would have the following approximate effects on the liabilities:

Increase/(decrease) in liability

	Consumer Healthcare Joint Venture put option	ViiV Healthcare put options	Shionogi- ViiV Healthcare contingent consideration
	£m	£m	£m

5 cent appreciation of US Dollar	77	56	141
5 cent depreciation of US Dollar	(71)	(51)	(131)
10 cent appreciation of US Dollar	159	117	294
10 cent depreciation of US Dollar	(137)	(99)	(252)
5 cent appreciation of Euro	63	39	46
5 cent depreciation of Euro	(58)	(35)	(42)
10 cent appreciation of Euro	131	81	97
10 cent depreciation of Euro	(111)	(67)	(81)

Movements in contingent consideration are as follows:

	9 months 2016 £m	9 months 2015 £m

Contingent consideration at beginning of the period	3,855	1,724
Additions	194	594
Re-measurement through income statement	1,515	1,199
Settlement	(289)	(383)
Other	(4)	-

Contingent consideration at end of the period	5,271	3,134

The re-measurement increases in contingent consideration in the nine months primarily reflected changes in exchange rate assumptions on forecast sales that will lead to increased future contingent consideration payments.

At 30 September 2016, the ESOP Trusts held 9.9 million GSK shares against the future exercise of share options and share awards. The carrying value of £29 million has been deducted from other reserves. The market value of these shares was £163 million.

At 30 September 2016, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 September 2016 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 47.

Reconciliation of cash flow to movements in net debt

	9 months 2016 £m	9 months 2015 £m

Net debt at beginning of the period	(10,727)	(14,377)

(Decrease)/increase in cash and bank overdrafts	(2,038)	1,393
Net (increase in)/repayment of short-term loans	(459)	2,407
Net repayment of obligations under finance leases	14	18
Exchange adjustments	(1,449)	18
Other non-cash movements	(4)	(10)

(Increase)/decrease in net debt	(3,936)	3,826

Net debt at end of the period	(14,663)	(10,551)

Net debt analysis

	30 September 2016 £m	30 September 2015 (restated) £m

Liquid investments	85	71
Cash and cash equivalents	4,614	7,073
Short-term borrowings	(3,961)	(2,587)
Long-term borrowings	(15,401)	(15,108)

Net debt at end of the period	(14,663)	(10,551)

Free cash flow reconciliation

	Q3 2016 £m	9 months 2016 £m	9 months 2015 £m

Net cash inflow from operating activities	1,767	3,506	1,068
Purchase of property, plant and equipment	(331)	(943)	(846)
Proceeds from sale of property, plant and equipment	-	11	44
Purchase of intangible assets	(164)	(648)	(377)
Net finance costs	(27)	(350)	(368)
Dividends from associates and joint ventures	3	43	5
Distributions to non-controlling interests	(22)	(300)	(234)

Free cash flow	1,226	1,319	(708)

Legal settlements paid	62	166	279

Adjusted free cash flow	1,288	1,485	(429)

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the core earnings of ViiV Healthcare for 2015. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, the Group agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir.

Payments are made to Shionogi by ViiV Healthcare each quarter to reduce the liability in instalments. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly in purchases of businesses, within investing activities. The tax impact is reflected in the Group’s total tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported in purchases of businesses and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Exit rights
In certain circumstances, Pfizer and Shionogi may require GSK to acquire their shareholdings at a price based on the likely valuation of ViiV Healthcare if it were to conduct an initial public offering (IPO). Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Shionogi may also request GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022.

Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of either of the Pfizer or Shionogi put options and, as a result, in accordance with IFRS, GSK did not recognise liabilities for these put options on its balance sheet. However, during Q1 2016, GSK notified Pfizer and Shionogi that it had irrevocably given up these rights and accordingly recognised the liability for the put options on the Group’s balance sheet at the end of Q1 2016. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

Core results reconciliations

The reconciliations between total results and core results for Q3 2016 and Q3 2015 and also nine months 2016 and nine months 2015 are set out below.

Income statement – Core results reconciliation Three months ended 30 September 2016

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,542							7,542
Cost of sales	(2,525)	154	(9)	66		23	2	(2,289)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,017	154	(9)	66		23	2	5,253

Selling, general and administration	(2,292)			57	67		3	(2,165)
Research and development	(922)	11		28			7	(876)
Royalty income	107							107
Other operating income/(expense)	(479)					776	(297)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,431	165	(9)	151	67	799	(285)	2,319

Net finance costs	(163)			1			2	(160)
Share of after tax profits of associates and joint ventures	6							6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,274	165	(9)	152	67	799	(283)	2,165

Taxation	(389)	(44)	3	(31)	(7)	(77)	94	(451)
Tax rate %	30.5%							20.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	885	121	(6)	121	60	722	(189)	1,714
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	77					80		157

Profit attributable to shareholders	808	121	(6)	121	60	642	(189)	1,557
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	16.6p	2.5p	(0.1)p	2.4p	1.3p	13.2p	(3.9)p	32.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,865							4,865
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Income statement – Core results reconciliation Three months ended 30 September 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,127							6,127
Cost of sales	(2,204)	130	2	116		20		(1,936)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	3,923	130	2	116		20
								4,191
Selling, general and administration	(1,968)			57	72	(3)		(1,842)
Research and development	(827)	9	14	63			11	(730)
Royalty income	99							99
Other operating income/(expense)	(202)			1		335	(134)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,025	139	16	237	72	352	(123)	1,718

Net finance costs	(154)			1			5	(148)
Profit on disposal of associates	(2)						2	-
Share of after tax profits of associates and joint ventures	(2)						-	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	867	139	16	238	72	352	(116)	1,568

Taxation	(220)	(30)		(41)	(3)	(39)	19	(314)
Tax rate %	25.4%							20.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	647	109	16	197	69	313	(97)	1,254
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	109					32		141

Profit attributable to shareholders	538	109	16	197	69	281	(97)	1,113
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	11.1p	2.3p	0.3p	4.1p	1.4p	5.8p	(2.0)p	23.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,835							4,835
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Income statement – Core results reconciliation Nine months ended 30 September 2016

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	20,303							20,303
Cost of sales	(6,782)	413	(9)	162		58	2	(6,156)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	13,521	413	(9)	162		58	2	14,147

Selling, general and administration	(6,655)			283	115		(11)	(6,268)
Research and development	(2,625)	31		128			15	(2,451)
Royalty income	281							281
Other operating income/(expense)	(2,519)					2,999	(480)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,003	444	(9)	573	115	3,057	(474)	5,709

Net finance costs	(491)			3			6	(482)
Share of after tax profits of associates and joint ventures	4							4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,516	444	(9)	576	115	3,057	(468)	5,231

Taxation	(771)	(103)	3	(115)	(10)	(293)	190	(1,099)
Tax rate %	50.9%							21.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	745	341	(6)	461	105	2,764	(278)	4,132
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	90					335		425

Profit attributable to shareholders	655	341	(6)	461	105	2,429	(278)	3,707
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	13.5p	7.0p	(0.1)p	9.4p	2.2p	50.0p	(5.7)p	76.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,857							4,857
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Income statement – Core results reconciliation Nine months ended 30 September 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	17,637							17,637
Cost of sales	(6,312)	384	80	327		62	5	(5,454)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	11,325	384	80	327		62	5	12,183

Selling, general and administration	(6,734)			640	207	88		(5,799)
Research and development	(2,506)	31	40	150			35	(2,250)
Royalty income	238							238
Other operating income/(expense)	8,253			1		1,385	(9,639)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	10,576	415	120	1,118	207	1,535	(9,599)	4,372

Net finance costs	(495)			4			9	(482)
Profit on disposal of associates	842						(842)	-
Share of after tax profits of associates and joint ventures	19						(16)	3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	10,942	415	120	1,122	207	1,535	(10,448)	3,893

Taxation	(2,142)	(84)	(25)	(269)	(4)	(227)	1,973	(778)
Tax rate %	19.6%							20.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	8,800	331	95	853	203	1,308	(8,475)	3,115
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	24					307		331

Profit attributable to shareholders	8,776	331	95	853	203	1,001	(8,475)	2,784
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	181.7p	6.8p	2.0p	17.7p	4.2p	20.8p	(175.5)p	57.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,829							4,829
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three and nine months ended 30 September 2016. Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 48 of the Results Announcement.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

●	the balance sheet at 30 September 2016;
●	the income statement and statement of comprehensive income for the three and nine month periods then ended;
●	the cash flow statement for the nine month period then ended;
●	the statement of changes in equity for the nine month period then ended; and
●	the accounting policies and basis of preparation and related notes on pages 45 to 52.

As disclosed on page 48, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 48.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review

Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 48 of the Results Announcement.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purpose and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 26 October 2016 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 26, 2016

By: VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc